Pursuant to Rule 424(b)(5)
Registration No. 333-118417

Prospectus supplement

(To prospectus dated November 10, 2004)

5,000,000 shares

Common stock

We are selling 5,000,000 shares of our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “RRC.” On December 8, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $18.74 per share.

	Per share	Total

Public offering price	$18.74	$93,700,000
Underwriting discounts and commissions	$0.75	$3,750,000
Proceeds to Range Resources, before expenses	$17.99	$89,950,000

We have granted the underwriters an option for a period of 30 days to purchase up to 750,000 additional shares to cover over-allotments, if any.

Investing in our common stock involves certain risks. See “Risk Factors” beginning on page S-13 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement or accompanying base prospectus. Any representation to the contrary is a criminal offense.

JPMorgan	Friedman Billings Ramsey

Johnson Rice & Company L.L.C.

KeyBanc Capital Markets

Raymond James

Calyon Securities (USA) Inc.

Harris Nesbitt

Jefferies & Company, Inc.

December 8, 2004

THIS DOCUMENT IS IN TWO PARTS. THE FIRST PART IS THE PROSPECTUS SUPPLEMENT, WHICH DESCRIBES THE SPECIFIC TERMS OF THIS OFFERING. THE SECOND PART IS THE BASE PROSPECTUS, WHICH GIVES MORE GENERAL INFORMATION, SOME OF WHICH MAY NOT APPLY TO THIS OFFERING. GENERALLY, WHEN WE REFER ONLY TO THE “PROSPECTUS,” WE ARE REFERRING TO BOTH PARTS COMBINED.

IF THE DESCRIPTION OF THIS OFFERING VARIES BETWEEN THIS PROSPECTUS SUPPLEMENT AND THE BASE PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT.

Where you can find more information

We file annual, quarterly and other reports with, and furnish other information to, the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus.

Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.

We incorporate by reference in this prospectus the documents listed below which we filed with the SEC and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding those filings made under Item 2.02 or 7.01 of Form 8-K) until the offering of the securities terminates or we have filed with the SEC an amendment to the registration statement relating to this offering that deregisters all securities then remaining unsold:

•	Annual Report on Form 10-K/ A for the fiscal year ended December 31, 2003;

•	Quarterly report on Form 10-Q for the quarterly period ended March 31, 2004 filed on May 5, 2004, for the quarterly period ended June 30, 2004 filed on July 29, 2004 and for the quarterly period ended September 30, 2004 filed on October 28, 2004;

•	Current Reports on Form 8-K filed on January 5, 2004, filed on January 12, 2004, filed on January 22, 2004, filed on January 27, 2004, filed on February 17, 2004, filed on April 9, 2004, filed on May 3, 2004, filed on June 1, 2004, filed on June 4, 2004, filed on June 15, 2004, filed on June 23, 2004, filed on June 25, 2004, filed on July 2, 2004, filed on August 24, 2004, filed on November 23, 2004, filed on December 3, 2004, and Current Reports on Form 8-K/ A filed on July 15, 2004, August 17, 2004 and December 6, 2004;

•	The description of our common stock contained in the registration statement on Form 8-A, dated July 16, 1996 (File No. 1-12209); and

•	All other documents filed by us with the SEC under 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement but before the end of the offering of the securities made by this prospectus supplement.

ii

You may request a copy of any document incorporated by reference in this prospectus supplement at no cost by writing or calling us at the following address:

Rodney Waller

Range Resources Corporation
777 Main Street, Suite 800
Fort Worth, Texas 76102
(817) 870-2601

iii

Prospectus supplement summary

This summary highlights information contained elsewhere in this prospectus supplement, the base prospectus and the documents incorporated by reference. Because it is a summary, it is not complete and does not contain all information that is important to you. You should carefully read the entire prospectus supplement, the base prospectus and the documents incorporated by reference, including the section entitled “Risk factors” and the financial statements and related notes to those financial statements incorporated by reference, before making an investment decision.

Unless otherwise noted herein, as used in this prospectus supplement, “Range Resources,” “Range,” “Company,” “our company,” “we,” “our,” “ours” and “us” refer to Range Resources Corporation and its subsidiaries, except where the context otherwise requires or as otherwise indicated. You will find definitions for oil and natural gas industry terms used throughout this prospectus supplement in “Glossary of certain oil and natural gas terms.”

Range Resources Corporation

We are an independent oil and natural gas company engaged in the acquisition, development and exploration of oil and natural gas properties, in the Southwest, Appalachia and Gulf Coast, including the Gulf of Mexico, regions of the United States. We seek to increase our reserves and production through a balanced combination of development drilling, exploitation projects, exploration and acquisitions.

We have a geographically diverse asset base focused in three core areas. The Southwest division’s properties are located in the Permian Basin of West Texas, the East Texas Basin, the Anadarko Basin of western Oklahoma and the Texas Panhandle. Our Gulf Coast division operates properties onshore in Texas, Louisiana and Mississippi and holds a non-operating interest in approximately 40 offshore properties in the shallow waters of the Gulf of Mexico. In 1999 we formed Great Lakes Energy Partners, L.L.C. (“Great Lakes”), a joint venture 50% owned by us and 50% owned by FirstEnergy Corp. (“FirstEnergy”). On June 23, 2004 we consummated the acquisition of the 50% of Great Lakes Energy Partners, LLC that we did not previously own pursuant to a Purchase and Sale Agreement by and between the Company and FirstEnergy, thereby expanding our production in the Appalachian Basin. At closing, we paid cash consideration of $200 million, assumed $70 million of Great Lakes bank debt and retired $28 million of oil and gas commodity hedges for a total purchase price of $298 million. We funded the acquisition with the proceeds of $149 million from an underwritten public offering of our common stock, the sale of $100 million of our senior subordinated notes and bank borrowings pursuant to the Second Amended and Restated Credit Agreement (the “Senior Credit Facility”). As a result of the transaction, the borrowing base under the Senior Credit Facility was increased from $240 million to $500 million.

Pending acquisition

On November 22, 2004, the Company and First Reserve Fund IX, L.P., a Delaware limited partnership, and the remaining stockholders (collectively, the “Sellers”), entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) pursuant to which the Company will purchase 100% of the issued outstanding shares of common stock of PMOG Holdings, Inc., a Delaware corporation (“PMOG”) and its wholly owned subsidiary, Pine Mountain Oil and Gas, Inc., a Virginia corporation that holds substantially all acquired assets (“Pine Mountain”). Pine Mountain had net income of $10 million on revenue of $24 million for the year ended

December 31, 2003. The Stock Purchase Agreement provides for a purchase price of $224 million, which amount is subject to upward or downward adjustment under certain circumstances, including changes in working capital and PMOG’s hedging liability. We currently estimate that we will pay cash consideration of approximately $219 million at the closing, which amount remains subject to further upward or downward adjustment under certain circumstances. Effective as of December 6, 2004, our lenders have increased the Senior Credit Facility borrowing base from $500 million to $575 million. We have sufficient available funding capacity to complete the Pine Mountain acquisition.

The Pine Mountain acquisition will give us ownership of all of Pine Mountain’s oil and natural gas reserves and operations, leaseholds and working capital at the closing date of the purchase. The acquisition involves the legacy oil and gas assets of an eastern coal company. The properties include 417,000 gross acres (382,000 net acres) located primarily in Virginia and West Virginia. On 324,000 mineral acres, the interests include a royalty and a working interest. Approximately 30% of the current proved reserves are derived from royalty interests, which bear no operating costs. Of the 1,872 producing wells being acquired, Range will own a royalty interest in 1,317 wells, a royalty and working interest in 516 wells and a working interest in 39 wells.

We expect to close the Pine Mountain acquisition between December 10, 2004 and December 23, 2004. However, the closing of the acquisition is subject to the conditions set forth in the section entitled “Risk factors— Our pending Pine Mountain acquisition may not close as anticipated” beginning on Page S-16 of this prospectus supplement. We cannot assure you that the Pine Mountain acquisition will close, and this offering is not conditioned on the closing of the Pine Mountain acquisition. We plan to use the proceeds of this offering, along with funds we currently intend to borrow under our Senior Credit Facility to finance all of our obligations related to the Pine Mountain acquisition. See “Use of proceeds” on page S-22 of this prospectus supplement. We will likely use the proceeds of this offering to pay down our Senior Credit Facility until the closing of the Pine Mountain acquisition or following the closing, or, if for any reason the closing of the Pine Mountain acquisition does not occur, for general corporate purposes.

In summary, we believe that Range will derive the following benefits from the Pine Mountain acquisition:

•	The expansion of operations in one of Range’s core areas with high quality, long life gas reserves and production (the acquired properties have an average reserve life of over 20 years)

•	An increase in Range proved reserves of 205 Bcfe and average daily gas production of 14.8 Mmcfe

•	An attractive acquisition cost of approximately $1.07/mcfe

•	The addition of significant undeveloped acreage and development inventory, estimated to be 1,550 future drilling locations

•	Lower future lease operating and general and administrative expenses as measured on a per unit basis

Operating activities

At December 31, 2003, our portfolio of exploration and drilling projects included 2,135 proven development projects and 834,000 gross (376,000 net) acres of undeveloped leasehold. Our estimated proved reserves as of December 31, 2003 were 685 Bcfe, having a pretax present value of $1.4 billion based on constant NYMEX prices of $32.52 per barrel of crude oil and $6.19 per Mmbtu of natural gas. Our estimated proved reserves were 71% natural gas by volume, 72% developed and 93% operated and, at December 31, 2003, had an estimated reserve life index of 11 years. Our acquisition of Great Lakes added approximately 255 Bcfe of net proved reserves to the our holdings. The Great Lakes acquisition added approximately 36 Mmcfe a day to our production, increased our leasehold position by 664,000 net acres and brought us full control of 5,100 miles of gas gathering systems having a throughput of over 100 Mmcfe per day. The acquisition increased our proved reserves by approximately 38% to over 946 Bcfe, increased our production by approximately 23% to more than 195 Mmcfe a day and lengthened our estimated reserve life index by 18% to 13 years.

Business strategy

In 2001, we revised our business strategy to focus on increasing reserves and production through a balanced strategy of drilling primarily internally generated prospects coupled with complementary acquisitions in our core areas. Previously, we increased reserves and production primarily through acquisitions and the subsequent exploitation drilling of the low-risk development opportunities acquired. Currently, our acquisition effort is focused within our operating core areas. To achieve more balanced growth, we have enhanced our technical approach by expanding our technical staff, developing our project inventory and funding increased investment in land, seismic and exploration activity.

In implementing our strategy, we seek to:

•	Expand our drilling inventory. A key element of our balanced approach is expanding our drilling inventory. Four years ago our project inventory consisted primarily of low-risk, low-impact opportunities. In the past four years, a number of higher impact opportunities have been added in Midcontinent, East Texas, onshore Gulf Coast and Appalachia. These prospects generally are more costly to drill and carry higher risk. However, they target larger reserve accumulations having the potential for material reserve additions. Additionally, our goal is to develop several high-potential exploration projects each year which involve a significant degree of risk but substantial prospective return.

•	Concentrate in diverse geographic regions. As discussed above, we currently operate in three regions. The pending acquisition of Pine Mountain further expands our already significant asset base in Appalachia, especially in coal bed methane. Concentrating our drilling efforts in core areas allows us to develop the regional expertise needed to interpret specific geological trends and develop economies of scale. Operating in these core areas allows us to combine the production characteristics of each area to balance our portfolio. For example, more predictable, long-lived Appalachian wells help mitigate the risk and rapid decline inherent in high-rate, short-lived Gulf Coast wells. We believe our geographic diversification supports our overall goal to maintain a long-lived reserve base and achieve consistently favorable financial results.

•	Identify complementary acquisitions. We target incremental acquisitions in existing core areas. One of our current growth initiatives includes identifying acquisition candidates where our existing scientific knowledge is transferable. In 2002, we completed $15.6 million of purchases. The purchases included producing wells and undeveloped acreage in the Watonga-Chickasha trend of Oklahoma and in the Clinton-Medina trend of Appalachia. In December 2003, we acquired properties in Sterling County of West Texas for $88.0 million. In 2004, we purchased properties in New Mexico for $22.5 million, we purchased the 50% of Great Lakes that we did not own, and we plan to consummate the Pine Mountain acquisition.

•	Manage our risk exposure. Because certain of our exploration projects may involve high dry hole costs, we often bring in industry partners on a promoted basis in order to reduce financial exposure. We generally plan to limit our exploratory expenditures to no more than 20% of the total capital budget per year. We also intend to invest in seismic data at a higher level than in the past. By equipping our geologists and geophysicists with state-of-the-art seismic technology, we hope to multiply the number of higher potential prospects we drill without substantially adding to dry hole risk.

•	Maintain flexibility. Given the volatility of commodity prices and the risks involved in drilling, we remain flexible and may adjust our capital budget throughout the year. We may defer capital projects in order to seize an attractive acquisition opportunity. If certain areas generate higher than anticipated returns, we may accelerate drilling in those areas and decrease capital expenditures elsewhere. Positive initial results have caused us to increase capital spending in 2004 for leasehold, seismic and drilling. In 2002 and 2003, successful exploratory and step-out drilling, along with complementary acquisitions, combined to establish new areas for future growth. In 2004, we are building upon this progress. We are focused on increasing the rate at which we identify new drilling prospects, acquire leasehold and commence drilling operations. Our 2004 capital budget, excluding acquisitions, of $169.6 million represents a 60% increase over 2003. With the closing of the Pine Mountain acquisition, we expect to increase our 2005 capital budget, excluding acquisitions, to approximately $250 million.

Updated information relating to our debt, hedging position, production and operations

During the third quarter of 2004, we reduced our debt by $21.9 million to $503.5 million at September 30, 2004. The debt was reduced as a result of applying excess cash flow to pay down our Senior Credit Facility and complete redemption of all of the remaining 6% Debentures. At September 30, 2004, availability under our Senior Credit Facility was $193.1 million. A summary of our debt as of September 30, 2004 is provided in the table below:

As of
(in thousands)	September 30, 2004

Senior Credit Facility	$306,900
7 3/8% senior subordinated notes due 2013	196,587

Total	$503,487

Since September 30, 2004, the Senior Credit Facility balance increased $21.4 million primarily due to the timing of hedging payments and a $10 million escrow deposit on the Pine Mountain acquisition. On October 1, 2004, the Senior Credit Facility borrowing base was redetermined at the regularly scheduled semi-annual determination date. The borrowing base was reaffirmed at $500 million. Effective as of December 6, 2004, our lenders have increased the Senior Credit Facility borrowing base from $500 million to $575 million. Based on our November 30, 2004 debt balance and assuming the completion of this offering, and the Pine Mountain acquisition, we estimate our as adjusted debt as follows:

As adjusted
(in thousands)	November 30, 2004

Senior Credit Facility	$449,734
7 3/8% senior subordinated notes due 2013	196,656
Other long-term debt	14

Total	$646,404

We enter into hedging agreements to reduce the impact of oil and natural gas price volatility on our operations. At September 30, 2004, swaps were in place covering 28.0 Bcf of natural gas at prices averaging $4.21 per Mmbtu, 0.9 million barrels of oil at prices averaging $29.25 per barrel and 0.4 million barrels of NGLs at prices averaging $20.12 per barrel. We also have collars covering 32.8 Bcf of natural gas at weighted average floor and cap prices of $4.61 to $7.55 per mcf and 2.8 million barrels of oil at prices of $24.18 to $36.95 per barrel. Their fair value at September 30, 2004 (the estimated amount that would be realized on termination based on contract price and a reference price, generally NYMEX) was a net unrealized pre-tax loss of $132.9 million.

Based on drilling results through September 30, 2004 combined with the acquisitions we have already completed in 2004, we are on track to greatly exceed our production and reserve growth targets for 2004. As previously disclosed, our original third quarter production target was 177 to 179 Mmcfe per day. Our third quarter production averaged 209.6 Mmcfe per day, an increase of 32% compared to 159.2 Mmcfe per day in the third quarter of 2003.

Our higher production in 2003 and the first three quarters of 2004 was primarily attributable to our drilling and acquisitions. We currently anticipate further production increases in 2004 and 2005 due to successful drilling and recent acquisitions. In the first three quarters of 2004, we expended approximately $121 million of our $169.6 million capital budget, excluding acquisitions, to fund the drilling of 323 (225.4 net) wells and 44 (33.2 net) recompletions. Drilling activity in the fourth quarter of 2004 is expected to remain high with approximately 20 rigs currently in operation.

Dividends to stockholders

Beginning with the fourth quarter of 2003, the Company began paying a quarterly common stock dividend of one cent per share.

On December 1, 2004, the board of directors raised the quarterly cash dividend payable on the Company’s common stock from one cent to two cents per share. The dividend is payable on December 31, 2004 to stockholders of record at the close of business on December 8, 2004.

The common stock sold in this offering will not receive this dividend, but will be eligible for future dividends declared by the board of directors.

Our dividend policy is subject to the discretion of our board of directors and may change materially in the future.

We were founded in 1976 and incorporated in Delaware in 1980. Our principal executive offices are located at 777 Main Street, Suite 800, Fort Worth, Texas 76102, and our telephone number at this location is (817) 870-2601. Our website is located at http://www.rangeresources.com. The information contained or incorporated in our website is not part of this prospectus supplement or the accompanying base prospectus.

The offering

Common stock offered by Range: 5,000,000 shares (5,750,000 shares if the underwriters’ over-allotment option is exercised in full).

Based on the shares outstanding at November 30, 2004, the common stock projected to be outstanding after this offering: 74,542,811 shares (75,292,811 if the underwriters’ over-allotment option is exercised in full). Common stock projected to be outstanding does not include (i) options to purchase 4,720,771 shares of common stock outstanding under our stock option plans as of September 30, 2004, and (ii) approximately 5.9 million shares of our common stock issuable upon the conversion of our 5.9% cumulative convertible preferred stock.

Use of proceeds

We plan to use the net proceeds of this offering to finance a portion of our obligations relating to the Pine Mountain acquisition. We may also use the proceeds of this offering to pay down our Senior Credit Facility until the closing or following the closing of the Pine Mountain acquisition. However, this offering is not conditioned on the closing of the Pine Mountain acquisition. Therefore, if for any reason the closing of the Pine Mountain acquisition does not occur, the net proceeds may be used for general corporate purposes. For more details on our planned use of proceeds, see “Use of proceeds” on page S-22 of this prospectus supplement.

NYSE Symbol: RRC

Risk factors

An investment in our shares of common stock involves risks. You should carefully consider the information contained in this prospectus supplement, the accompanying base prospectus and the documents we have incorporated by reference. In particular, you should carefully consider the factors discussed as risk factors set forth in the section of this prospectus supplement entitled “Risk Factors” beginning on page S-13.

Summary condensed consolidated financial data

You should read the summary condensed consolidated financial data set forth below in conjunction with our annual report on Form 10-K/ A for the year ended December 31, 2003 and the quarterly report on Form 10-Q for the quarter ended September 30, 2004 and our Form 8-K/A dated December 6, 2004. None of the data provided below reflects the effect of the Pine Mountain acquisition.

The condensed consolidated statement of operations and statement of cash flows data for the years ended December 31, 2001, December 31, 2002 and December 31, 2003 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying base prospectus. The condensed consolidated balance sheet data as of September 30, 2004, the condensed consolidated statement of operations and statement of cash flows data for the nine months ended September 30, 2003 and September 30, 2004 are derived from our unaudited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying base prospectus which, in the opinion of our management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation. Our operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for future periods.

The unaudited pro forma combined financial information, statements of operations, average daily production and average sales price information shows the pro forma effect of the Great Lakes acquisition assuming the acquisition occurred on January 1, 2003.

				Pro forma
	Year ended December 31,			Year ended
	2001	2002	2003	December 31, 2003
(in thousands, except per share data)				(unaudited)

Statement of operations data:
Revenues:
Oil and gas sales	$208,854	$190,954	$226,402	$280,680
Transportation and processing	3,435	3,495	3,509	5,395
Gain on retirement of securities	3,951	3,098	18,526	18,526
Other(1)	3,375	(5,958)	(2,670)	(2,291)

Total revenues	219,615	191,589	245,767	302,310

Expenses:
Direct operating	34,884	31,869	36,423	46,133
Production and ad valorem taxes	8,546	8,574	12,894	13,405
Exploration	5,879	11,525	13,946	15,877
General and administrative	12,212	17,240	24,377	26,253
Interest expense and dividends on trust convertible preferred securities	32,179	23,153	22,165	33,703
Depletion, depreciation and amortization	77,573	76,820	86,549	103,356
Provision for impairment	31,085	—	—	—

Total expenses	202,358	169,181	196,354	238,727

Income before income tax and accounting change	17,257	22,408	49,413	63,583
Income tax (benefit)	(406)	(3,358)	18,489	23,732

				Pro forma
	Year ended December 31,			Year ended
(in thousands, except per share data)	2001	2002	2003	December 31, 2003
				(unaudited)

Income before cumulative effect of change in accounting principle	17,663	25,766	30,924	39,851
Cumulative effect of change in accounting principle	—	—	4,491	—

Net income	17,663	25,766	35,415	39,851
Gain on retirement of preferred securities	556	—	—	—
Preferred dividends	(10)	—	(803)	(803)

Net income available to common stockholders	$18,209	$25,766	$34,612	$39,048

Comprehensive income (loss)	$63,825	$(40,908)	$13,714

Basic earnings per share:
Before cumulative effect of change in accounting principle	$0.36	$0.49	$0.56	$0.59
After cumulative effect of change in accounting principle	$0.36	$0.49	$0.64
Weighted average shares outstanding	50,157	53,070	54,272	66,462
Diluted earnings per share:
Before cumulative effect of change in accounting principle	$0.36	$0.47	$0.53	$0.57
After cumulative effect of change in accounting principle	$0.36	$0.47	$0.61
Weighted average shares outstanding	51,265	54,418	57,850	70,040

			Pro forma
	Nine months ended		Nine months
	September 30,		ended
	2003	2004	September 30, 2004
(in thousands, except per share data)	(unaudited)	(unaudited)	(unaudited)

Statement of operations data:
Revenues:
Oil and gas sales	$165,326	$218,495	$246,203
Transportation and processing	2,808	1,107	1,877
Gain on retirement of securities	18,247	(39)	(39)
Other(1)	(762)	(1,120)	(1,064)
Total revenues	185,619	218,443	246,977
Expenses:
Direct operating	27,083	33,119	37,955
Production and ad valorem taxes	9,709	14,382	14,628
Exploration	8,773	12,382	13,534
General and administrative	15,652	28,306	29,384
Interest expense and dividends on trust convertible preferred securities	18,424	15,480	20,182
Depletion, depreciation and amortization	64,112	70,998	79,014
Provision for impairment	—	—	—
Total expenses	143,753	174,667	194,697
Income before income tax and accounting change	41,866	43,776	52,280
Income tax (benefit)	15,575	16,088	19,233

			Pro forma
	Nine months ended		Nine months
	September 30,		ended
(in thousands, except per share data)	2003	2004	September 30, 2004
	(unaudited)	(unaudited)	(unaudited)

Income before cumulative effect of change in accounting principle	26,291	27,688	33,047
Cumulative effect of change in accounting principle	4,491	—	—
Net income	30,782	27,688	33,047
Gain on retirement of preferred securities	—	—	—
Preferred dividends	(65)	(2,212)	(2,212)
Net income available to common stockholders	$30,717	$25,476	$30,835
Comprehensive income (loss)	$23,036	$(10,676)
Basic earnings per share:
Before cumulative effect of change in accounting principle	$0.49	$0.42	$0.46
After cumulative effect of change in accounting principle	$0.57	$0.42
Weighted average shares outstanding	54,151	59,999	67,429
Diluted earnings per share:
Before cumulative effect of change in accounting principle	$0.47	$0.40	$0.43
After cumulative effect of change in accounting principle	$0.55	$0.40
Weighted average shares outstanding	56,241	68,760	76,190

(1)	Beginning in 2004, the revenues and expenses of our Independent Producers Finance program are presented net in the line item “Other” under “Revenues”. All prior periods have been reclassified to reflect this change.

Summary production data:

The following table sets forth summary data with respect to our production and sales of oil and natural gas for the periods indicated.

				Pro forma
				Year ended
	Year ended December 31,			December 31,
	2001	2002	2003	2003(1)

Average daily production:
Crude oil (bbls)	5,250	5,131	5,543	6,395
NGLs (bbls)	893	1,114	1,098	1,098
Natural gas (mcf)	115,831	112,592	119,206	149,763
Total (mcfe)	152,684	150,061	159,049	194,716
Average sales prices (excluding hedging):
Crude oil (per bbl)	$23.34	$23.34	$28.42	$28.28
NGLs (per bbl)	17.33	12.93	18.75	18.75
Natural gas (per mcf)	3.91	3.02	5.10	5.16
Total (per mcfe)	3.87	3.16	4.94	5.01
Average sales price (including hedging):
Crude oil (per bbl)	$25.55	$22.25	$23.53	$23.34
NGLs (per bbl)	17.33	12.93	18.75	18.75
Natural gas (per mcf)	3.66	3.50	3.94	4.00
Total (per mcfe)	3.75	3.49	3.90	3.95

			Pro forma
	Nine months		Nine months
	ended		ended
	September 30,		September 30,
	2003	2004	2004(1)

Average daily production:
Crude oil (bbls)	5,589	6,577	7,071
NGLs (bbls)	1,056	2,661	2,661
Natural gas (mcf)	117,284	134,203	153,655
Total (mcfe)	157,155	189,635	212,050
Average sales prices (excluding hedging):
Crude oil (per bbl)	$$28.47	$36.65	$34.61
NGLs (per bbl)	18.76	22.16	27.02
Natural gas (per mcf)	5.31	5.46	5.54
Total (per mcfe)	5.10	5.45	5.51
Average sales price (including hedging):
Crude oil (per bbl)	$23.51	$26.91	$24.93
NGLs (per bbl)	18.76	18.98	23.84
Natural gas (per mcf)	3.87	4.25	4.29
Total (per mcfe)	3.85	4.21	4.24

(1)	Pro forma information shows the pro forma effect of the Great Lakes acquisition assuming the acquisition occurred on January 1, 2003. The acquisition actually occurred on June 23, 2004.

				Nine months ended
	Year ended December 31,			September 30,
(in thousands)	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)

Statement of cash flows data:
Net cash provided by (used in):
Operating activities:	$130,572	$114,472	$125,477	$86,958	$142,849
Investing activities:	(79,163)	(103,950)	(187,635)	(69,941)	(357,338)
Financing activities:	(50,641)	(12,568)	61,455	(16,716)	214,359

September 30, 2004(1)
(in thousands)	(unaudited)

Balance sheet data:
Cash and cash equivalents	$501
Total assets	1,243,591
Long-term debt	503,487
Stockholders’ equity	408,722

(1)	The September 30, 2004 balance sheet amounts include the amounts associated with Great Lakes as the acquisition closed on June 23, 2004.

Risk factors

You should carefully consider and evaluate all the information included in this prospectus supplement, the base prospectus and the documents we have incorporated including the risks described below, before making the decision to purchase our common stock.

This prospectus supplement, the base prospectus and documents incorporated by reference also contain forward-looking statements that involve risks and uncertainties, some of which are described in the documents incorporated by reference in this prospectus supplement and the accompanying base prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks and uncertainties faced by us described below or incorporated by reference in this prospectus supplement and the base prospectus.

Volatility of oil and natural gas prices significantly affects our cash flow and capital resources and could hamper our ability to produce oil and gas economically

Oil and natural gas prices are volatile, and an extended decline in prices would hurt our profitability and financial condition.

The oil and natural gas industry is typically cyclical, and prices for oil and natural gas can be highly volatile. Historically, the industry has experienced severe downturns characterized by oversupply and/or weak demand. For example, in 1998 and early 1999, oil and natural gas prices fell, which contributed to the substantial losses we reported in those years. By early 2001, oil and natural gas prices reached levels above historical norms. Prices declined in the second half of 2001 but have risen steadily since mid-2002. Recent oil and natural gas prices are at historic highs with oil prices recently reaching up to $56 per barrel and natural gas prices reaching $8 per Mcf in some markets. These record oil and natural gas prices have contributed to our positive earnings over the last 18-24 months. However, long-term supply and demand for oil and natural gas is uncertain and subject to a myriad of factors including technology, geopolitics, weather patterns and economics.

Many factors affect oil and natural gas prices including general economic conditions, consumer preferences, discretionary spending levels, interest rates and the availability of capital to the industry. Decreases in oil and natural gas prices from current levels could adversely affect our revenues, net income, cash flow and proved reserves. Significant and prolonged price decreases could have a material adverse effect on our operations and limit our ability to fund capital expenditures. Without the ability to fund capital expenditures, we may be unable to replace production.

Hedging transactions may limit our potential gains and involve other risks

To manage our exposure to price risk, we typically enter into hedging arrangements from time to time with respect to a portion of our future production. The goal of these hedges is to limit volatility and increase the predictability of cash flow. These transactions may limit our potential gains if oil and natural gas prices were to rise over the price established by the hedge. For example, at December 31, 2003, we were party to hedging arrangements covering 52.6 Bcf and 1.4 million barrels of oil and 0.7 million barrels of NGLs. The hedges’ fair value was a pre-tax loss of $70.6 million. Due to additional hedging activity and rising prices, the fair value of these hedges on September 30, 2004 had risen to a loss of $132.9 million. If oil and natural gas prices continue to rise, we could be subject to margin calls.

In addition, hedging transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:

•	our production is less than expected;
•	the counterparties to our futures contracts fail to perform under the contracts; or
•	a sudden, unexpected event materially impacts oil or natural gas prices.

Information concerning our reserves and future net reserve estimates is uncertain

There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and their values, including many factors beyond our control. Estimates of proved undeveloped reserves, which comprise a significant portion of our reserves, are by their nature uncertain. The reserve data included or incorporated by reference in this prospectus supplement and the accompanying base prospectus is estimated. Although we believe these estimates are reasonable, actual production, revenues and reserve expenditures will likely vary from estimates, and these variances could be material.

The accuracy of any reserves estimate is a function of the quality of available data, engineering and geological interpretation and judgment, assumptions used regarding quantities of oil and natural gas in place, recovery rates and future prices for oil and natural gas. Actual prices, production, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will vary from those assumed in our estimates, and such variances may be material. Any variance in the assumptions could materially affect the estimated quantity value of the reserves.

If oil and natural gas prices decrease or exploration efforts are unsuccessful, we may be required to take additional writedowns of our oil and natural gas properties

In the past, we have been required to write down the carrying value of our oil and natural gas properties, and there is a risk that we will be required to take additional writedowns in the future. This could occur when oil and natural gas prices are low or if we have downward adjustments to our estimated proved reserves, increases in our estimates of operating or development costs or deterioration in our exploration results.

Accounting rules require that the carrying value of oil and natural gas properties be periodically reviewed for possible impairment. “Impairment” is recognized when the book value of a proven property is greater than the expected undiscounted future cash flows from that property and on acreage when conditions indicate the carrying value is not recoverable. We may be required to write down the carrying value of a property based on oil and natural gas prices at the time of the impairment review, as well as a continuing evaluation of development results, production data, economics and other factors. While an impairment charge which reflects our long-term ability to recover on a prior investment does not impact cash or cash flow from operating activities, it reduces our earnings and increases our leverage ratios.

For example, based primarily on the poor performance of certain properties acquired in 1997 and 1998 and significantly lower oil and natural gas prices, we recorded impairments of $215.0 million in 1998 and $29.9 million in 1999. At year-end 2001, we also recorded an impairment of $31.1 million due to year-end prices.

Our business is subject to operating hazards and environmental regulations that could result in substantial losses or liabilities

Oil and natural gas operations are subject to many risks, including well blowouts, craterings, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pipeline ruptures or spills, pollution, releases of toxic natural gas and other environmental hazards and risks. If any of these hazards occur, we could sustain substantial losses as a result of:

•	injury or loss of life;
•	severe damage to or destruction of property, natural resources and equipment;
•	pollution or other environmental damage;
•	clean-up responsibilities;
•	regulatory investigations and penalties; and/or
•	suspension of operations.

Our current and former operations are subject to numerous and increasingly strict federal, state and local laws, regulations and enforcement policies relating to the environment. We may incur significant costs and liabilities in complying with existing or future environmental laws, regulations and enforcement policies and may incur costs arising out of property damage or injuries to employees and other persons. These costs may result from our current and former operations and even may be caused by previous owners of property we own or lease. Any past, present or future failure by us to completely comply with environmental laws, regulations and enforcement policies could cause us to incur substantial fines, sanctions or liabilities for cleanup costs or other damages. Incurrence of those costs or damages could reduce or eliminate funds available for exploration, development or acquisitions or cause us to incur losses.

We maintain insurance against some, but not all, of these potential risks and losses. We may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs that is not fully covered by insurance, it could have a material adverse affect on our financial condition and results of operations.

We are subject to financing and interest rate exposure risks

Our business and operating results can be harmed by factors such as the availability, terms of and cost of capital, increases in interest rates or a reduction in credit rating. These changes could cause our cost of doing business to increase, limit our ability to pursue opportunities and place us at a competitive disadvantage. For example, at September 30, 2004, a portion of our borrowings were subject to interest rate swap agreements, which are above market, and therefore, increase our interest expense.

Some of our current and potential competitors have greater resources than we have and we may not be able to successfully compete in acquiring, exploring and developing new properties

We face competition in every aspect of our business, including, but not limited to, acquiring reserves and leases, obtaining goods, services and employees needed to operate and manage our business and marketing oil and natural gas. Competitors include multinational oil companies, independent production companies and individual producers and operators. Many of our competitors have greater financial and other resources than we do.

The oil and natural gas industry is subject to extensive regulation

The oil and natural gas industry is subject to various types of regulations in the United States by local, state and federal agencies. Legislation affecting the industry is under constant review for amendment or expansion, frequently increasing our regulatory burden. Numerous departments and agencies, both state and federal, are authorized by statute to issue rules and regulations binding on participants in the oil and natural gas industry. Compliance with such rules and regulations often increases our cost of doing business and, in turn, decreases our profitability.

Acquisitions are subject to the risks and uncertainties of evaluating reserves and potential liabilities and may be disruptive and difficult to integrate into our business

We could be subject to significant liabilities related to acquisitions by us. It generally is not feasible to review in detail every individual property included in an acquisition. Ordinarily, a review is focused on higher valued properties. However, even a detailed review of all properties and records may not reveal existing or potential problems, nor will it permit us to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. We do not always inspect every well we acquire, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is performed.

For example, in 1997 and 1998, we consummated several large acquisitions which proved extremely disappointing. Production from the acquired properties fell more rapidly than anticipated and further development results were far below the results we had originally projected. The poor production performance of these properties resulted in material downward reserve revisions. We cannot assure you that our recent and/or future acquisition activity will not result in similar disappointing results.

In addition, there is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Our strategy of completing acquisitions is dependent upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals. Our ability to pursue our acquisition strategy may be hindered if we are not able to obtain financing or regulatory approvals.

Acquisitions often pose integration risks and difficulties. In connection with recent and future acquisitions, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant management attention and financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Possible future acquisitions could result in our incurring additional debt, contingent liabilities and expenses, all of which could have a material adverse effect on our financial condition and operating results.

Our pending Pine Mountain acquisition may not close as anticipated

We expect that our pending acquisition of Pine Mountain will close without material reduction in value or size on or before December 23, 2004. However, this offering is not conditioned on the closing of the Pine Mountain acquisition, which ultimately may not close. The closing of the Pine Mountain acquisition is subject to the following material closing conditions:

•	the representations and warranties of both us and the seller are true and correct in all material respects as of the closing date and both parties shall have complied, in all material respects, with all covenants in the purchase agreement;

•	there shall be no legal proceeding instituted to stop the closing of the acquisition; and

•	there shall be no claim made by a person asserting that such person is the holder or beneficial owner of any stock of Pine Mountain.

We cannot predict the impact on our stock price if the acquisition does not close.

Our success depends on key members of our management and our ability to attract and retain experienced explorationists and other professional personnel

Our success is highly dependent on our senior management personnel, none of which are currently subject to an employment contract. The loss of one or more of these individuals could have a material adverse effect on our business. Furthermore, competition for experienced explorationists and engineers is intense. If we cannot retain our current personnel or attract additional experienced personnel, our ability to compete could be adversely affected.

Our future success depends on our ability to replace reserves that we produce

Because the rate of production from oil and natural gas properties generally declines as reserves are depleted, our future success depends upon our ability to find or acquire additional oil and natural gas reserves that are economically recoverable. Except to the extent that we acquire additional properties containing proved reserves, conduct successful exploration and development activities or, through engineering studies, identify additional behind-pipe zones or secondary recovery reserves, our proved reserves will decline materially as reserves are produced. Future oil and natural gas production is, therefore, highly dependent upon our level of success in acquiring or finding additional reserves that are economically recoverable. We cannot assure you that we will be able to find and develop or acquire additional reserves at an acceptable cost.

A portion of our business is subject to special risks related to offshore operations generally and in the Gulf of Mexico specifically

Offshore operations are subject to a variety of operating risks specific to the marine environment, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for exploration, development or leasehold acquisitions, or result in loss of equipment and properties.

Production of reserves from reservoirs in the Gulf of Mexico generally declines more rapidly than from reservoirs in many other producing regions of the world. This results in recovery of a relatively higher percentage of reserves from properties in the Gulf of Mexico during the initial few years of production. As a result, reserve replacement needs from new prospects are greater and require us to incur significant capital expenditure to replace production.

New technologies may cause our current exploration and drilling methods to become obsolete

The oil and natural gas industry is subject to rapid and significant advancements in technology, including the introduction of new products and services using new technologies. As competitors use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. In addition, competitors may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We cannot be certain that we will be able to implement technologies on a timely basis or at a cost that is acceptable to us. One or more of the technologies that we currently use or that we may implement in the future may become obsolete, and we may be adversely affected.

Our business depends on oil and natural gas transportation facilities, some of which are owned by others

The marketability of our oil and natural gas production depends in part on the availability, proximity and capacity of pipeline systems owned by third parties. The unavailability of or lack of available capacity on these systems and facilities could result in the shut-in of producing wells or the delay or discontinuance of development plans for properties. Although we have some contractual control over the transportation of our product, material changes in these business relationships could materially affect our operations. Federal and state regulation of oil and natural gas production and transportation, tax and energy policies, changes in supply and demand, pipeline pressures, damage to or destruction of pipelines and general economic conditions could adversely affect our ability to produce, gather and transport oil and natural gas.

Our significant indebtedness could limit our ability to successfully operate our business

We are substantially leveraged and the Pine Mountain acquisition, including the accompanying financing transactions, will increase our overall debt levels. We will continue to have significant indebtedness following this offering for the foreseeable future. Assuming that the Pine Mountain acquisition and this offering had closed on November 30, 2004, our estimated total debt would have been approximately $646 million. Our exploration and development program will require substantial capital resources, estimated to range from $225 to $275 million per year over the next three years, and the operation of our existing operations will also require ongoing capital expenditures. In addition, if we decide to pursue additional acquisitions, our capital expenditures will increase both to complete such acquisitions and to explore and develop any newly acquired properties.

The degree to which we are leveraged could have other important consequences to you, including the following:

•	we must dedicate a substantial portion of our cash flows from operations to the payment of our indebtedness, reducing the funds available for our operations;

•	a portion of our borrowings are at variable rates of interest, making us vulnerable to increases in interest rates;

•	we may be more highly leveraged than some of our competitors, which could place us at a competitive disadvantage;

•	our degree of leverage may make us more vulnerable to a downturn in our business or the economy generally;

•	the terms of our existing credit arrangements contain numerous financial and other restrictive covenants;

•	our debt level could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	we may have difficulties borrowing money in the future.

Despite our current levels of indebtedness we still may be able to incur substantially more debt. This could further increase the risks described above.

Any failure to meet our debt obligations could harm our business, financial condition and results of operation

If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on acceptable terms. Our cash flow and capital resources may be insufficient for payment of interest on and principal of our debt in the future and any such alternative measures may be unsuccessfully or may not permit us to meet scheduled debt service obligations, which could cause us to default on our obligations and impair our liquidity.

Common shareholders will be diluted if additional shares are issued

Since 1998, we have exchanged 15.4 million shares of common stock for $96.7 million of debt and convertible securities. The exchanges were made based on the relative market value of the common stock and the debt and convertible securities at the time of the exchange. During 2001, $17.4 million of debt and convertible securities was exchanged for common stock. During 2002, $10.4 million of debt and convertible securities were exchanged for common stock. During 2003, $880,000 of debt was exchanged for common stock. While the exchanges have reduced interest expense, dividends and future repayment obligations, the larger number of common shares outstanding has a dilutive effect on our existing stockholders. Our ability to repurchase securities for cash is limited by the Senior Credit Facility and the 7 3/8% senior subordinated notes agreement. We continue to review alternatives to further strengthen our balance sheet by reducing debt and retiring securities. In addition, we may issue additional shares of common stock, or other securities or debt convertible into common stock, to fund capital expenditures, including acquisitions. If we issue additional shares of our common stock in the future, it will have a dilutive effect on the shares that you purchase in this offering.

Dividend limitations

Limits on the payment of dividends and other restricted payments, as defined, are imposed under our Senior Credit Facility and under our 7 3/8% senior subordinated notes. These limitations may, in certain circumstances, limit or prevent the payment dividends independent of our dividend policy.

Forward-looking statements

The information in this prospectus supplement and the base prospectus, including information and documents incorporated by reference, includes “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In general, all statements other than statements of historical fact are forward-looking statements. These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events. However, management’s assumptions and our future performance are subject to a wide range of business risks and uncertainties and we cannot assure you that these goals and projections can or will be met. Any number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to:

•	production variance from expectations,
•	volatility of oil and natural gas prices,
•	hedging results,
•	the need to develop and replace reserves,
•	the substantial capital expenditures required to fund operations,
•	exploration risks,
•	environmental risks,
•	uncertainties about estimates of reserves,
•	competition,
•	litigation,
•	our sources of liquidity,
•	access to capital,
•	government regulation,
•	political risks,
•	our ability to implement our business strategy,
•	costs and results of drilling new projects,
•	mechanical and other inherent risks associated with oil and natural gas production,
•	weather,
•	availability of drilling equipment and
•	changes of interest rates.

All such forward-looking statements in this document are expressly qualified in their entirety by the cautionary statements in this paragraph, and we undertake no obligation to update or revise any forward-looking statements.

Price range of common stock and dividends declared

Our common stock is listed on the New York Stock Exchange and trades under the symbol “RRC.” The following table sets forth, for the periods indicated, the high and low closing prices of our common stock as reported on the New York Stock Exchange composite tape, and cash dividends declared per share:

	Share price		Dividends
	Low	High	declared

2002:
First Quarter	$4.03	$5.45	$—
Second Quarter	4.95	5.91	—
Third Quarter	4.05	5.68	—
Fourth Quarter	4.05	5.96	—
2003:
First Quarter	$5.00	$6.20	$—
Second Quarter	5.60	7.43	—
Third Quarter	5.98	7.35	—
Fourth Quarter	6.80	9.86	0.01
2004:
First Quarter	$9.38	$12.15	$—
Second Quarter	10.79	14.63	0.01
Third Quarter	13.54	17.69	0.01
Fourth Quarter (through December 8, 2004)	14.96	20.90	0.02	*

* The common stock sold in this offering will not receive this dividend.

The closing price of our common stock on the New York Stock Exchange on December 8, 2004, was $18.74. As of December 8, 2004, we had approximately 2,052 stockholders of record.

Use of proceeds

At the public offering price of $18.74 per share and assuming the underwriters do not exercise their over-allotment option, we estimate that the net proceeds from this offering (after deducting the underwriters’ discounts and estimated expenses of the offering payable by us) will be approximately $89.2 million. We plan to use these net proceeds to finance a portion of our obligations relating to the Pine Mountain acquisition. The sources and uses chart below details the sources and uses (in millions) of the net proceeds of this offering.

Sources		Uses

This offering	$94	Pine Mountain acquisition cash
		purchase price	$219
Additional debt under our Senior		Estimated transaction expenses for all
Credit Facility	131	transactions including
		underwriters’ discounts	6

Total sources	$225	Total uses	$225

We may also use the proceeds of this offering to pay down our Senior Credit Facility until the closing or following the closing of the Pine Mountain acquisition. This offering is not conditioned on the closing of the Pine Mountain acquisition. Therefore, if for any reason the closing of the Pine Mountain acquisition does not occur, the net proceeds may be used for general corporate purposes.

As of September 30, 2004, there was $306.9 million outstanding under our Senior Credit Facility, bearing interest at an average rate of 3.3% with a final maturity of January 1, 2008.

Capitalization

The following table sets forth our capitalization as of September 30, 2004 on an actual basis and on an as adjusted basis to reflect the application of the estimated net proceeds from the sale of the common stock in this offering and the effects of the Pine Mountain acquisition. This table should be read in conjunction with the Selected Consolidated Financial Data included elsewhere in this prospectus supplement and the accompanying base prospectus, and our consolidated financial statements and related notes incorporated by reference in this prospectus supplement and accompanying base prospectus.

	September 30, 2004
(in thousands)	Actual	As adjusted(1)

Cash and cash equivalents	$501	$2,168
Long-term debt:
Senior credit facility	306,900	438,334
7 3/8% senior subordinated notes due 2013	196,587	196,587
Other long term debt	—	14

Total long-term debt	$503,487	$634,935

Stockholders’ equity:
Preferred stock, $1 par value; 10,000,000 shares authorized; 1,000,000 of 5.9% cumulative convertible preferred stock issued and outstanding	50,000	50,000
Common stock, $.01 par value; 100,000,000 shares authorized; 69,466,877 (74,466,877 as adjusted), issued and outstanding(2)	695	745
Capital in excess of par value	549,453	638,555
Stock held by employee benefit trust, 1,627,424 shares at cost	(9,009)	(9,009)
Retained earnings (deficit)	(99,799)	(99,799)
Deferred compensation	(1,403)	(1,403)
Other comprehensive income	(81,215)	(81,215)

Total stockholders’ equity	$408,722	$497,874

Total capitalization	$912,209	$1,132,809

(1) In addition to the Pine Mountain acquisition, includes an estimated $89.2 million of net proceeds from this offering, and all related transactions, including increases in our Senior Credit Facility and payment of all transaction expenses.

(2) Outstanding common stock does not include (i) options to purchase 4,720,771 shares of common stock outstanding under our stock option plans as of September 30, 2004, and (ii) approximately 5.9 million shares of our common stock issuable upon the conversion of our 5.9% cumulative convertible preferred stock.

Management

Information regarding the executive officers of the Company as of December 1, 2004 is summarized below:

Name	Age	Officer since	Position

John H. Pinkerton	50	1990	President and Chief Executive Officer
Jeffrey L. Ventura	47	2003	Executive Vice President and Chief Operating Officer
Steven L. Grose	56	1980	Executive Vice President—Great Lakes
Roger S. Manny	46	2003	Senior Vice President and Chief Financial Officer
Herbert A. Newhouse	59	1998	Senior Vice President—Gulf Coast
Chad L. Stephens	49	1990	Senior Vice President—Corporate Development
Rodney L. Waller	54	1999	Senior Vice President and Secretary

Officers are appointed annually to hold their respective offices by the Board of Directors at the Board’s meeting held in conjunction with the Annual Meeting of Stockholders in May of each year.

John H. Pinkerton, President, Chief Executive Officer and a director, became a director in 1988. He joined the Company, as President in 1990 and was appointed Chief Executive Officer in 1992. Previously, Mr. Pinkerton was Senior Vice President of Snyder Oil Corporation, or SOCO. Prior to joining SOCO in 1980, Mr. Pinkerton was with Arthur Andersen & Co. Mr. Pinkerton received his Bachelor of Arts in Business Administration from Texas Christian University and his Master of Arts in Business Administration from the University of Texas.

Jeffrey L. Ventura, Executive Vice President and Chief Operating Officer, joined the Company in July 2003. Previously, Mr. Ventura served as President and Chief Operating Officer of Matador Petroleum Corporation which he joined in 1997. Prior to 1997, Mr. Ventura spent eight years at Maxus Energy Corporation where he managed various engineering, exploration and development operations and was responsible for coordination of engineering technology. Previously, Mr. Ventura was with Tenneco, where he held various engineering and operating positions. Mr. Ventura holds a Bachelor of Science degree in Petroleum and Natural Gas Engineering from the Pennsylvania State University.

Steven L. Grose, Executive Vice President—Great Lakes, joined Range in 1980. Previously, Mr. Grose was employed by Halliburton Services, Inc. from 1971 until 1978. Upon the formation of Great Lakes Energy Partners L.L.C. in September 1999, Mr. Grose was placed in-charge of all operations of the joint venture between Range and FirstEnergy. Mr. Grose is a member of the Society of Petroleum Engineers and is a past president of The Ohio Oil and Gas Association. Mr. Grose received his Bachelor of Science Degree in Petroleum Engineering from Marietta College.

Roger S. Manny, Senior Vice President and Chief Financial Officer, joined the Company in October 2003. Previously, Mr. Manny served as Executive Vice President and Chief Financial Officer of Matador Petroleum Corporation since 1998. Prior to 1998, Mr. Manny spent 18 years at Bank of America and its predecessors where he served as Senior Vice President in the energy group. Mr. Manny holds a Bachelor of Business Administration degree from the University of Houston and a Masters of Business Administration from Houston Baptist University.

Herbert A. Newhouse, Senior Vice President—Gulf Coast, joined the Company in 1998. Mr. Newhouse had held the position of Senior Vice President— Gulf Coast since joining the Company. Prior to joining Range, Mr. Newhouse served as Executive Vice President of Domain Energy Corporation and as a Vice President of Tenneco Ventures Corporation. Mr. Newhouse was an employee of Tenneco for over 17 years and has over 30 years of operational and managerial experience in the oil industry. Mr. Newhouse received a Bachelor of Science in Chemical Engineering from Ohio State University.

Chad L. Stephens, Senior Vice President—Corporate Development, joined the Company in 1990. Prior to 2002, Mr. Stephens held the position of Senior Vice President-Southwest. Previously, Mr. Stephens was with Duer Wagner & Co., an independent oil and gas producer for approximately two years. Prior to that, Mr. Stephens was an independent oil operator in Midland, Texas for four years. From 1979 to 1984, Mr. Stephens was with Cities Service Company and HNG Oil Company. Mr. Stephens received a Bachelor of Arts in Finance and Land Management from the University of Texas.

Rodney L. Waller, Senior Vice President and Corporate Secretary, joined the Company in 1999. Since joining the Company, Mr. Waller has held the position of Senior Vice President and Corporate Secretary. Previously, Mr. Waller was Senior Vice President of SOCO, now part of Devon Energy Corporation. Before joining SOCO, Mr. Waller was with Arthur Andersen. Mr. Waller is a certified public accountant and petroleum landman. Mr. Waller received a Bachelor of Arts degree in Accounting from Harding University.

Underwriting

We are offering the shares of common stock described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities Inc. and Friedman, Billings, Ramsey & Co., Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares

J.P. Morgan Securities Inc.	1,600,000
Friedman, Billings, Ramsey & Co., Inc.	1,100,000
Johnson Rice & Company L.L.C.	575,000
KeyBanc Capital Markets, a Division of McDonald Investments Inc.	575,000
Raymond James & Associates, Inc.	400,000
Calyon Securities (USA) Inc.	250,000
Harris Nesbitt Corp.	250,000
Jefferies & Company, Inc.	250,000

Total	5,000,000

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $0.45 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to 750,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $0.75 per share.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without	With full
	over-allotment	over-allotment
	exercise	exercise

Per share	$0.75	$0.75
Total	$3,750,000	$4,312,500

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $800,000.

A prospectus supplement and accompanying prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of J.P. Morgan Securities Inc. and Friedman, Billings, Ramsey & Co., Inc. for a period of 90 days after the date of this prospectus supplement.

Our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons, with limited exceptions, for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of J.P. Morgan Securities Inc. and Friedman, Billings, Ramsey & Co., Inc. (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors or executive officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, such individuals, taken as a group, may sell up to an aggregate of 50,000 shares in the indicated period without regard to these restrictions. In addition, no individual mentioned above, for a period of 90 days after the date of this prospectus supplement, will make any demand for or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In particular, affiliates of J.P. Morgan Securities Inc., Calyon Securities (USA) Inc., Harris Nesbitt Corp., and KeyBanc Capital Markets, a Division of McDonald Investments, Inc. are lenders under our Senior Credit Facility and will receive a portion of the net proceeds from this offering used to pay down our Senior Credit Facility until the closing or following the closing of the Pine Mountain acquisition. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

The validity of the issuance of the common stock offered by this prospectus supplement will be passed upon for us by Vinson & Elkins L.L.P., Austin, Texas. The underwriters will be represented by Davis Polk & Wardwell, New York, New York.

Experts

The consolidated financial statements of Range Resources Corporation appearing in Range Resources Corporation’s Annual Report (Form 10-K/ A) as of December 31, 2003 and for the year then ended, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report of given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Great Lakes Energy Partners, L.L.C. as of December 31, 2003 and 2002, and for each of the years in the two year period ended December 31, 2003, appearing in Range Resources Corporation’s current report on Form 8-K, filed on August 17, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. Further, the consolidated financial statements of Great Lakes Energy Partners, L.L.C. have been proportionally consolidated into the consolidated financial statements of Range Resources Corporation as of December 31, 2002 and for the year then ended in reliance upon the report of Ernst & Young LLP, appearing in the Range Resources Corporation Annual Report (Form 10-K/ A) as of December 31, 2003, given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Range Resources Corporation as of December 31, 2002, and for each of the years in the two year period ended December 31, 2002, have been incorporated by reference into this prospectus supplement and the accompanying base prospectus in reliance upon the report of KPMG LLP independent registered public accounting firm, which is incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2001 consolidated financial statements of Range Resources Corporation refers to a change in the method of accounting for derivative financial instruments and hedging activities.

H.J. Gruy and Associates, Inc., DeGolyer and MacNaughton and Wright & Company, Inc., independent oil and natural gas consultants, collectively reviewed approximately 87% of the proved reserves, which is incorporated by reference in this prospectus supplement and the accompanying base prospectus. This reserve information is incorporated by reference herein in reliance upon the authority of said firm as experts with respect to such reports.

Glossary of certain oil and natural gas terms

In this prospectus supplement, the following terms have the meanings specified below.

Bbl— One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

Bcf— One billion cubic feet.

Bcfe— One billion cubic feet of natural gas equivalents, based on a ratio of 6 mcf for each barrel of oil, which reflects the relative energy content.

Coal Bed Methane (“CBM”)— A form of natural gas, predominantly methane, which is generated during coal formation and is contained in the coal microstructure.

Development Well— A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

Dry Hole— A well found to be incapable of producing oil or natural gas in sufficient economic quantities.

Exploratory Well— A well drilled to find oil or natural gas in an unproved area, to find a new reservoir in an existing field or to extend a known reservoir.

Gross Acres Or Gross Wells— The total acres or wells, as the case may be, in which a working interest is owned.

Infill Well— A well drilled between known producing wells to better exploit the reservoir.

LIBOR— London Interbank Offer Rate, the rate of interest at which banks offer to lend to one another in the wholesale money markets in the City of London. This rate is a yardstick for lenders involved in many high value transactions.

Mbbl— One thousand barrels of crude oil or other liquid hydrocarbons.

Mcf— One thousand cubic feet of natural gas.

Mcf Per Day— One thousand cubic feet of natural gas per day.

Mcfe— One thousand cubic feet of natural gas equivalents, based on a ratio of 6 mcf for each barrel of oil or NGL, which reflects relative energy content.

Mmbbl— One million barrels of crude oil or other liquid hydrocarbons.

Mmbtu— One million British thermal units. A British thermal unit is the heat required to raise the temperature of one-pound of water from 58.5 to 59.5 degrees Fahrenheit.

Mmcf— One million cubic feet of natural gas.

Mmcfe— One million cubic feet of natural gas equivalents.

Net Acres Or Net Wells— The sum of the fractional working interests owned in gross acres or gross wells.

Present Value (PV)— The present value, discounted at 10%, of future net cash flows from estimated proved reserves, using constant prices and costs in effect on the date of the report (unless such prices or costs are subject to change pursuant to contractual provisions).

Productive Well— A well that is producing oil or natural gas or that is capable of production.

Proved Developed Non-Producing Reserves— Reserves that consist of (i) proved reserves from wells which have been completed and tested but are not producing due to lack of market or minor completion problems which are expected to be corrected and (ii) proved reserves currently behind the pipe in existing wells and which are expected to be productive due to both the well log characteristics and analogous production in the immediate vicinity of the wells.

Proved Developed Producing Reserves— Proved reserves that can be expected to be recovered from currently producing zones under the continuation of present operating methods.

Proved Developed Reserves— Proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved Reserves— The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved Undeveloped Reserves— Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Recompletion— The completion for production of another formation in an existing well bore.

Reserve Life Index— Proved reserves at a point in time divided by the then annual production rate.

Royalty Interest— An interest in an oil and natural gas property entitling the owner to a share of oil and natural gas production free of costs of production.

Standardized Measure— The present value, discounted at 10%, of future net cash flows from estimated proved reserves after income taxes, calculated holding prices and costs constant at amounts in effect on the date of the report (unless such prices or costs are subject to change pursuant to contractual provisions) and otherwise in accordance with the SEC’s rules for inclusion of oil and natural gas reserve information in financial statements filed with the SEC.

Working Interest— The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens, and to all costs of exploration, development and operations, and all risks in connection therewith.

Prospectus

$500,000,000

and

Range Energy I, Inc. Range HoldCo, Inc. Range Production Company Range Energy Ventures Corporation	Gulfstar Energy, Inc. Range Energy Finance Corporation Great Lakes Energy Partners, L.L.C. as Guarantors

Debt Securities

Common Stock
Preferred Stock
Depositary Shares
Warrants
Guarantees of Debt Securities

We may offer and sell securities from time to time in one or more classes or series and in amounts, at prices and on terms that we will determine at the times of the offerings, with a total initial offering price of up to $500,000,000.

We will provide the specific terms of the securities in one or more supplements to this prospectus. You should read this prospectus and the related prospectus supplements carefully before you invest in our securities. This prospectus may not be used to offer and sell our securities unless accompanied by a prospectus supplement describing the method and terms of the offering of those offered securities. We may sell the securities directly, or we may distribute them through underwriters or dealers. In addition, the underwriters may overallot a portion of the securities.

You should read this prospectus and any supplement carefully before you invest. An investment in our securities involves risks. Please read the “Risk factors” incorporated by reference herein.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Our common stock is listed on the New York Stock Exchange under the symbol “RRC.”

The date of this prospectus is November 10, 2004

About this prospectus

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (“SEC”) utilizing a shelf registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the offering and the securities to be sold. This prospectus does not contain all of the information included in the registration statement. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making offers to sell or solicitations to buy the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making that offer or solicitation is not qualified to do so or anyone to whom it is unlawful to make an offer or solicitation.

You should not assume that the information contained in this prospectus or the prospectus supplement, as well as the information we previously filed with the SEC that is incorporated by reference herein, is accurate as of any date other than its respective date.

Unless otherwise noted herein, as used in this prospectus, “Range,” “Range Resources,” “we,” “our,” “ours,” “us” and the “Company” refer to Range Resources Corporation and its subsidiaries, except where the context otherwise requires or as otherwise indicated.

Where you can find more information

We file annual, quarterly and other periodic reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room and its copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, or at our website at http://www.rangeresources.com. We do not intend for information contained in our website to be part of this prospectus.

Our company

We are an independent oil and natural gas company engaged in the acquisition, development and exploration of oil and natural gas properties in the Appalachian, Southwest and Gulf Coast, including the Gulf of Mexico, regions of the United States. We have a geographically diverse asset base focused on three core areas. The Southwest division’s properties are located in the Permian Basin of West Texas, the East Texas Basin, the Anadarko Basin of western Oklahoma and the Texas Panhandle. Our Gulf Coast division operates properties onshore in Texas, Louisiana and Mississippi and holds a non-operating interest in approximately 40 offshore properties in the shallow waters of the Gulf of Mexico. Great Lakes Energy Partners, L.L.C., one of our wholly-owned subsidiaries holds and operates Appalachian and Michigan Basin properties.

Our principal executive offices are located at 777 Main Street, Suite 800, Fort Worth, Texas 76102. Our telephone number is (817) 870-2601.

Information we incorporate by reference

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.

We incorporate by reference in this prospectus the documents listed below which we filed with the SEC and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding those filings made under Item 2.02 or 7.01 of Form 8-K) until the offering of the securities terminates or we have filed with the SEC an amendment to the registration statement relating to this offering that deregisters all securities then remaining unsold:

•	Annual Report on Form 10-K/ A for the fiscal year ended December 31, 2003;

•	Quarterly report on Form 10-Q for the quarterly period ended March 31, 2004 filed on May 5, 2004, for the quarterly period ended June 30, 2004 filed on July 29, 2004 and for the quarterly period ended September 30, 2004 filed on October 28, 2004;

•	Current Reports on Form 8-K filed on January 5, 2004, filed on January 12, 2004, filed on January 22, 2004, filed on January 27, 2004, filed on February 17, 2004, filed on April 9, 2004, filed on May 3, 2004, filed on June 1, 2004, filed on June 4, 2004, filed on June 10, 2004, filed on June 15, 2004, filed on June 23, 2004, filed on June 25, 2004, filed on July 2, 2004 and Current Reports on Form 8-K/ A filed on July 15, 2004 and August 17, 2004; and

•	The description of our common stock contained in the registration statement on Form 8-A, dated July 16, 1996 (File No. 1-12209).

You may request a copy of any of these filings (other than an exhibit to those filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by telephoning us at the following number or writing us at the following address:

Range Resources Corporation
Attention: Corporate Secretary
777 Main Street
Suite 800
Fort Worth, Texas 76102
(817) 870-2601

Forward-looking statements

This prospectus and the documents incorporated by reference in this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include statements relating to our plans, strategies, objectives, expectations, intentions and adequacy of resources and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In general, all statements other than statements of historical fact are forward-looking statements. These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events. However, management’s assumptions and our future performance are subject to a wide range of business risks and uncertainties and we cannot assure you that these goals and projections can or will be met. Any number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to:

•	production variance from expectations,

•	volatility of oil and natural gas prices,

•	hedging results,

•	the need to develop and replace reserves,

•	the substantial capital expenditures required to fund operations,

•	exploration risks,

•	environmental risks,

•	uncertainties about estimates of reserves,

•	competition,

•	litigation,

•	our sources of liquidity,

•	access to capital,

•	government regulation,

•	political risks,

•	our ability to implement our business strategy,

•	costs and results of drilling new projects,

•	mechanical and other inherent risks associated with oil and natural gas production,

•	weather,

•	availability of drilling equipment, and

•	changes of interest rates.

Reserve engineering is a process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by our reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates may differ from the quantities of oil and natural gas that are ultimately recovered.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements.

Should one or more of the risks or uncertainties described in this prospectus or the documents we incorporate by reference, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

All forward-looking statements express or implied, included in this prospectus and the documents we incorporate by reference and attributable to Range are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Range or persons acting on its behalf may issue.

Ratio of earnings to fixed charges

						Nine Months
						Ended
	Year Ended December 31,					September 30,
	1999	2000	2001	2002	2003	2004

Ratio of earnings to fixed charges	0.5	1.9	1.5	1.9	3.2	3.8
Ratio of earnings to fixed charges and preferred stock dividends	0.5	1.8	1.5	1.9	3.1	3.3

For purposes of calculating the ratio of earnings to fixed charges:

•	“fixed charges” represent interest expense, amortization of debt costs and the portion of rental expense representing the interest factor, and

•	“earnings” represent the aggregate of income from continuing operations and fixed charges.

For the year ended December 31, 1999, earnings were inadequate to cover fixed charges by $22.8 million.

Use of proceeds

Unless we inform you otherwise in a prospectus supplement, we expect to use the net proceeds from the sale of the securities covered by this prospectus for general corporate purposes, which may include but are not limited to reduction or refinancing of debt or other corporate obligations, repurchasing or redeeming our securities, the financing of capital expenditures, acquisitions and additions to our working capital. We may temporarily use the net proceeds received from any offering of securities to repay our Senior Credit Facility or other debt until we can use such net proceeds for the stated purpose.

Description of debt securities

The debt securities will be issued under an indenture between us and a trustee chosen by us. The trustee for each series of debt securities will be identified in the applicable prospectus supplement.

The following description highlights the general terms and provisions of the debt securities. The summary is not complete. When debt securities are offered in the future, the prospectus supplement will explain the particular terms of those securities and the extent to which these general provisions may apply.

The form of the indenture has been filed as an exhibit to the registration statement and you should read the indenture for provisions that maybe important to you. Capitalized terms used in the summary have the meanings specified in the indenture.

General

Any debt securities we offer will be our direct, unsecured general obligations. The debt securities will be either senior debt securities or subordinated debt securities. The senior debt securities will rank equally with all of our other senior and unsubordinated debt. The subordinated debt securities will have a junior position to all of our Senior Indebtedness.

The indenture does not limit the aggregate principal amount of debt securities that can be issued. The debt securities may be issued in one or more series as may be authorized from time to time by Range.

A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title of the debt securities;

•	the total principal amount of the debt securities;

•	the dates on which the principal and premium, if any, of the debt securities will be payable;

•	the interest rate (or method of determining the rate) which the debt securities will bear and the interest payment dates for the debt securities;

•	the place where we will pay (or the method of payment of) principal, premium and interest on the debt securities;

•	any optional redemption periods and prices;

•	whether we will issue the debt securities in registered or bearer form;

•	any special provisions relating to bearer securities or global securities representing individual bearer securities;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	any rights of the holders of the debt securities to convert or exchange the debt securities into or for other securities or property and the terms and conditions of the conversion or exchange;

•	the denominations in which we will issue the debt securities, if other than $1,000 and any integral multiple thereof;

•	the manner in which we will determine the amounts of principal, premium or interest payments on the debt securities if these amounts may be determined by reference to an index or based on a formula;

•	if prior to maturity the actual principal amount of the debt securities payable at maturity is not determinable, the manner in which we will determine the deemed principal amount of the debt securities payable at maturity;

•	any changes or additions to the defeasance or discharge provisions;

•	the currency in which we will pay principal, premium and interest on the debt securities if other than the United States dollar;

•	if other than the entire principal amount, the portion of the principal amount of the debt securities (a) payable if the maturity of the debt securities is accelerated or (b) provable in bankruptcy;

•	any provisions relating to any security provided for the debt securities;

•	any change in or addition to the events of default;

•	whether we will issue the debt securities in the form of global securities and the terms and conditions of the global securities;

•	any trustees, authenticating or paying agents, transfer agents or registrars with respect to the debt securities;

•	any change or addition to the covenants, definitions or to the provisions relating to our consolidation, merger, sale or conveyance of assets;

•	the terms of any guarantee of the debt securities;

•	any subordination provisions relating to the debt securities;

•	the dates for certain required reports to the trustee relating to debt securities which do not bear interest; and

•	any other terms of the debt securities.

The indenture does not limit the amount of debt securities that may be issued. The indenture allows debt securities to be issued up to the principal amount that may be authorized by us.

We may issue debt securities at a discount below their stated principal amount. Even if we do not issue the debt securities below their stated principal amount, for United States federal income tax purposes the debt securities may be deemed to have been issued with a discount because of certain interest payment characteristics. We will describe in a prospectus supplement the United States federal income tax considerations applicable to debt securities issued at a discount or deemed to be issued at a discount. We will also describe in a prospectus supplement the special United States federal income tax considerations or other restrictions or terms applicable to debt securities issuable in bearer form, offered exclusively to foreigners or denominated in a foreign currency.

Denominations, registration, transfer and payment

Range may issue the debt securities in registered form without coupons, in bearer form with or without coupons or in the form of one or more global securities, as described below under the heading “Global Securities.” Unless specified by us otherwise in the prospectus supplement, registered securities denominated in U.S. dollars will be issued only in denominations of $1,000 or any integral multiple of $1,000. Global securities will be issued in a denomination equal to the total principal amount of outstanding debt securities of the series represented by the global security. The denomination of debt securities denominated in a foreign or composite currency will be described in a prospectus supplement. If debt securities are issuable as bearer securities, certain special limitations and considerations, which will be described in a prospectus supplement, will apply.

You may present registered securities for exchange or transfer at the corporate trust office of the trustee or at any other office or agency maintained by us for such purpose, without payment of any service charge except for any tax or governmental charge. Bearer securities will be transferable only by delivery. We will describe the specific terms for the exchange of bearer securities in a prospectus supplement.

Range will pay principal and any premium and interest on registered securities at the corporate trust office of the trustee or at any other office or agency maintained by us for such purpose. Range may choose to make any interest payment on a registered security (a) by check mailed to the address of the holder as such address shall appear in the register or (b) if provided in the prospectus supplement, by wire transfer to an account maintained by the holder as specified in the register. Range will make interest payments to the person in whose name the debt security is registered at the close of business on the day specified by Range. We will make no payment of principal, premium or interest on bearer securities at any of our offices or agencies in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States.

Global securities

We may issue the debt securities in whole or in part in the form of one or more global securities. A global security is a security, typically held by a depositary, that represents the beneficial interests of a number of purchasers of such security. We may issue the global securities in either registered or bearer form and in either temporary or permanent form. We will deposit global securities with the depositary identified in the prospectus supplement. Unless it is exchanged in whole or in part for debt securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the depositary.

We will describe the specific terms of the depositary arrangement with respect to a series of debt securities in a prospectus supplement. We expect that the following provisions will generally apply to depositary arrangements.

After we issue a global security, the depositary will credit on its book-entry registration and transfer system the respective principal amounts of the debt securities represented by such global security to the accounts of persons that have accounts with such depositary (“participants”). The underwriters or agents participating in the distribution of the debt securities will designate the accounts to be credited. If we offer and sell the debt securities directly or through agents, either we or our agents will designate the accounts. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary and its participants.

We and the trustee will treat the depositary or its nominee as the sole owner or holder of the debt securities represented by a global security. Except as set forth below, owners of beneficial interests in a global security will not be entitled to have the debt securities represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of such debt securities in definitive form and will not be considered the owners or holders of the debt securities. The laws of some states require that certain purchasers of securities take physical delivery of the securities.

Such laws may impair the ability to transfer beneficial interests in a global security.

Principal, any premium and any interest payments on debt securities represented by a global security registered in the name of a depositary or its nominee will be made to such depositary or its nominee as the registered owner of such global security.

We expect that the depositary or its nominee, upon receipt of any payments, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the depositary’s or its nominee’s records. We also expect that payments by participants to owners of beneficial interest in the global security will be governed by standing instructions and customary practices, as is the case with the securities held for the accounts of customers registered in “street names” and will be the responsibility of such participants.

If the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by Range within ninety days, Range will issue individual debt securities in exchange for such global security. In addition, Range may at any time in its sole discretion determine not to have any of the debt securities of a series represented by global securities and, in such event, will issue debt securities of such series in exchange for such global security.

None of Range, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. No such person will be liable for any delay by the depositary or any of its participants in identifying the owners of beneficial interests in a global security, and Range, the trustee and any paying agent may conclusively rely on instructions from the depositary or its nominee for all purposes.

Subordination

Debt securities may be subordinated to Senior Indebtedness to the extent set forth in the applicable prospectus supplement. Range currently conducts substantially all its operations through subsidiaries, and, subject to the terms of any guarantee that may be entered into in connection with the issuance of a series of debt securities, the holders of debt securities, whether or not subordinated debt securities, will generally have a junior position to the creditors of Range’s subsidiaries.

Under the indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all debt of Range designated as “Senior Indebtedness.” Upon distribution of Range’s assets to our creditors or upon the liquidation or dissolution of Range or in a bankruptcy or similar proceedings relating to Range or its property, holders of our Senior Indebtedness will be entitled to receive payment in full in cash before the holders of the subordinated debt securities can receive any payment with respect to the subordinated debt securities. The indenture also provides that no payment of principal, interest and any premium on the subordinated indebtedness securities may be made in the event:

•	we fail to pay the principal, interest or any premium on any senior indebtedness within any applicable grace period, or

•	any other default on Senior Indebtedness occurs and the maturity of the Senior Indebtedness is accelerated.

Additionally, if we otherwise have a default with respect to Senior Indebtedness and the maturity of the Senior Indebtedness could be accelerated as a result of such default, then the representatives of the holders of such indebtedness that has been designated as “Designated Senior Indebtedness” may require that we suspend any payment on the subordinated debt securities for a period of 180 days. Not more than one blockage period may occur in any consecutive 360-day period.

Senior Indebtedness means our indebtedness that is designated as such by our board of directors or in a supplemental indenture at the time that the terms of the subordinated debt are established. The indenture will not limit the amount of Senior Indebtedness that we may incur.

By reason of the subordination, in the event of Range’s insolvency, our creditors who are holders of senior indebtedness, as well as certain general creditors, may recover more, ratably, than the holders of the subordinated debt securities.

Consolidation, merger or sale of assets

The indenture generally permits a consolidation or merger between us and another corporation or other entity. It also permits the sale or lease by us of all or substantially all of our property and assets. If this happens, the remaining or acquiring corporation or other entity shall assume all of our responsibilities and liabilities under the indenture including the payment of all amounts due on the debt securities and performance of the covenants in the indenture.

We are only permitted to consolidate or merge with or into any other entity or sell all or substantially all of our assets according to the terms and conditions of the indenture. The remaining or acquiring entity will be substituted for us in the indenture with the same effect as if it had been an original party to the indenture. Thereafter, the successor entity may exercise our rights and powers under the indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our board of directors or any of our officers may be done by the board or officers of the successor entity. If we consolidate or merge with or into any other entity or sell all or substantially all of our assets, we shall be released from all our liabilities and obligations under the indenture and under the debt securities.

Modification of indenture

We may modify the indenture, without prior notice to or consent of any holders, for any of the following purposes:

•	to evidence the succession of another person to our rights and the assumption by the successor of our covenants and obligations in the indenture and the debt securities;

•	to add to the covenants for the benefit of the holders of the debt securities or to surrender any right or power conferred upon us in the indenture;

•	to add any events of default;

•	to cure any ambiguity, defect or inconsistency, to secure the debt securities, or to make any change that does adversely affect the rights of any holders;

•	to modify or amend the indenture to permit the qualification of the indenture or any supplemental indenture under the Trust Indenture Act;

•	to add to or change any provision of the indenture to provide that bearer securities may be registerable as to principal, to change or eliminate any restrictions on the payment of principal or premium with respect to registered securities or of principal, premium or interest with respect to bearer securities, or to permit registered securities to be exchanged for bearer securities, so long as any such action does not adversely affect the interests of the holders of debt securities nor permit or facilitate the issuance of debt securities of any series in uncertificated form;

•	to comply with the provisions of the indenture relating to consolidations, mergers and sales of assets;

•	in the case of subordinated debt securities, to make any change in the provisions of the indenture relating to subordination that would limit or terminate the benefits available to any holder of senior debt under such provisions;

•	to add guarantees for any or all of the debt securities or to secure any or all of the debt securities;

•	to make any change that does not adversely affect the rights of any holder;

•	to add to, change or eliminate any provision of the indenture, so long as any such addition, change or elimination will (a) neither apply to any debt security of any series created prior to the modification which is entitled to the benefit of the provision nor modify the rights of the holders of any such debt security with respect to the provision or (b) become effective only when there is no debt security outstanding;

•	to evidence and provide for a successor or other trustee with respect to the debt securities of one or more series and to add to or change any provision of the indenture to provide for or facilitate the administration of the indenture by more than one trustee;

•	to establish the form or terms of debt securities and coupons of any series; and

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities.

We may modify and amend the indenture with the written consent of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments; provided, however, that such modifications may not, without the consent of the holder of each outstanding debt security of each series affected thereby:

•	reduce the percentage in principal amount of debt securities of any series whose holders must consent to an amendment;

•	reduce the rate of or extend the time for payment of interest on any debt security or coupon or reduce the amount of any payment to be made with respect to any coupon;

•	reduce the principal of or extend the stated maturity of any debt security;

•	reduce the premium payable upon the redemption of any debt security or change the time at which any debt security may or shall be redeemed;

•	make any debt security or coupon payable in a currency other than that stated in the debt security;

•	in the case of any subordinated debt security or related coupons, make any change in the subordination provisions of the indenture that adversely affects the rights of any holder under the provisions;

•	release any security that may have been granted with respect to the debt securities;

•	impair the right of a holder of debt securities to receive payment of principal of and interest on such holder’s debt securities on or after the due dates therefor or to institute suit for the enforcement of or with respect to such holder’s debt securities;

•	make any change in the provisions of the indenture relating to waivers of defaults or amendments that require unanimous consent;

•	change any obligation of Range provided for in the indenture to pay additional interest with respect to bearer securities; or

•	limit the obligation of Range to maintain a paying agency outside the United States for payment on bearer securities or limit the obligation of Range to redeem certain bearer securities.

Events of default

“Event of Default”, with respect to any series of debt securities, means any of the following:

•	failure to pay interest on any debt security of that series for 30 days;

•	failure to pay the principal or any premium on any debt security of that series when due;

•	failure to deposit any sinking fund payment when due;

•	failure to comply with the provisions of the indenture relating to consolidations, mergers and sales of assets;

•	failure to perform any other covenant with respect to that series in the indenture that continues for 90 days after being given written notice;

•	certain events in bankruptcy, insolvency or reorganization of Range or a significant subsidiary that has guaranteed the payment of such series of debt securities;

•	the entry of a judgment in excess of $20 million against Range or such significant subsidiary which is not covered by insurance and not discharged, waived or stayed; or

•	any other event of default included in the indenture or any supplemental indenture.

An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under the indenture. The applicable prospectus supplement will describe whether Range is required to furnish evidence as to the absence of a default or compliance with the terms of the indenture.

If an event of default relating to certain events in bankruptcy, insolvency or reorganization of Range occurs and continues, the entire principal of all the debt securities of all series will be due and payable immediately. If any other event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest or in the making of any sinking fund payment) if it considers such withholding of notice to be in the interests of the holders.

Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities. No holder of any debt security can institute any action or proceeding with respect to the indenture unless the holder gives written notice of an event of default to the trustee, the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the applicable series shall have requested the trustee to institute the action or proceeding and has appropriately indemnified the trustee, and the trustee has failed to institute the action or proceeding within a specified time period.

Satisfaction and discharge of the indenture; defeasance

Discharge. Except as described below, we will be discharged from our obligations under the indenture with respect to any series of debt securities by either paying the principal of, any premium and interest on all of the outstanding debt securities of such series when due and payable or delivering to the trustee all outstanding debt securities of such series for cancellation. We will not be able to discharge the following obligations:

•	the rights of holders of debt securities to receive payments of principal, premium and interest, if any, when due;

•	our obligation to issue temporary debt securities or to replace mutilated, lost, destroyed or stolen debt securities;

•	our obligation to maintain an office or agency for payments to holders of debt securities; and

•	the rights, powers, trusts, duties and immunities of the Trustee.

Legal Defeasance. We may be discharged from our obligations on the debt securities of any series at any time if we deposit with the trustee sufficient cash or government obligations to pay the principal of, any premium and interest on the debt securities of that series to the stated maturity date or a redemption date for the debt securities of that series. If that happens, payment of the debt securities of such series may not be accelerated because of an event specified as an event of default with respect to such debt securities, and the holders of the debt securities of such series will not be entitled to the benefits of the indenture, except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities.

We may be discharged only if, among other things, we have delivered to the trustee an opinion of counsel stating that we have received from the United States Internal Revenue Service a ruling or, since the date of execution of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance.

Covenant Defeasance. We may omit to comply with certain restrictive covenants contained in the indenture and any omission to comply with those covenants will not constitute a default or event of default with respect to the debt securities of any series. We may omit to comply with such covenants only if, among other things:

•	we deposit with the trustee sufficient cash or government obligations to pay the principal of, any premium and interest on the debt securities of that series to the stated maturity date or a redemption date for the debt securities of that series; and

•	we deliver to the trustee an opinion of counsel to the effect that the holders of the debt securities of the series will not recognize income, gain or loss for federal income tax purposes as a result of the covenant defeasance.

Effect of Discharge and Defeasance. Under federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the related debt securities. Each holder might be required to recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the debt securities and the value of the holder’s interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. Prospective investors are urged to consult their own tax advisors as to the tax consequences of a discharge, including the applicability and effect of tax laws other than the federal income tax law.

The trustee

We may appoint a separate trustee for any series of debt securities. We may maintain banking and other commercial relationships with the trustee and its affiliates in the ordinary course of business and the trustee may own debt securities and serve as trustee under our other indentures.

Governing law

The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

Description of other indebtedness

Senior credit facility

On June 23, 2004 we entered into, and currently maintain, a $600 million revolving bank facility (the “Senior Credit Facility”) which is secured by substantially all assets of the Company, guaranteed by certain subsidiaries of the Company and for which Bank One Texas, N.A. is the administrative agent. The Credit Facility provides for a borrowing base, which is subject to semi-annual redeterminations each April and October and pursuant to its terms, certain unscheduled redeterminations. At November 9, 2004, the outstanding balance under the Senior Credit Facility was $324.3 million and there was $175.7 million of borrowing capacity available. The loan matures on January 1, 2008. Borrowings under the Senior Credit Facility can either be base rate loans or LIBOR loans. On all base rate loans, the rate per annum is equal to the lesser of (i) the maximum rate (the “weekly ceiling” as defined in Section 303 of the Texas Finance Code or other applicable laws if greater) (the “Maximum Rate”) or, (ii) the sum of (A) the higher of (1) the prime rate for such date, or (2) the sum of the federal funds effective rate for such date plus one-half of one percent (0.50%) per annum, plus a base rate margin of between 0.0% to 0.625% per annum depending on the total outstanding under the Senior Credit Facility relative to the borrowing base under the Senior Credit Facility. On all LIBOR loans, the Company pays a varying rate per annum equal to the lesser of (i) the Maximum Rate, or (ii) the sum of the quotient of (A) the LIBOR base rate, divided by (B) one minus the reserve requirement applicable to such interest period, plus a LIBOR margin of between 1.25% and 1.875% per annum depending on the total outstanding under the Senior Credit Facility relative to the borrowing base. The Company may elect, from time to time, to convert all or any part of its LIBOR loans to base rate loans or to convert all or any part of its base rate loans to LIBOR loans. The average interest rate on the Senior Credit Facility, excluding hedges, was 3.0% for the three months ended September 2004 and 3.1% for the nine months then ended. After hedging, the rate was 3.1% for the three months ended September 2004 and for the nine months then ended. The weighted average interest rate (including applicable margin) was 2.8% for the three months ended September 30, 2003 and 3.2% for the nine months ended September 30, 2003. A commitment fee is paid on the undrawn balance based on an annual rate of between 0.25% and 0.50%. At September 30, 2004, the commitment fee was 0.375% and the interest rate margin was 1.5%. At October 26, 2004, the interest rate (including applicable margin) was 3.4% excluding hedges and 3.3% after hedging. On October 1, 2004, the borrowing base was redetermined at the regularly scheduled semi-annual redetermination date. The current borrowing base is $500.0 million.

7 3/8% Senior subordinated notes due 2013

We currently have outstanding $200.0 million of 7 3/8% Senior Subordinated Notes due 2013 (the “7 3/8% Notes”). The Company pays interest on the 7 3/8% Notes semi-annually each January and July. The 7 3/8% Notes mature in July 2013 and are guaranteed by certain of the Company’s subsidiaries (the “Subsidiary Guarantors”). The 7 3/8% Notes were issued at a discount which is amortized into interest expense over the life of the 7 3/8% Notes. The Company may redeem the 7 3/8% Notes, in whole or in part, at any time on or after July 15, 2008, at redemption prices from 103.7% of the principal amount as of July 15, 2008, and declining to 100.0% on July 15, 2011 and thereafter. Prior to July 15, 2006, the Company may redeem up to 35% of the original aggregate principal amount of the notes at a redemption price of 107.4% of the principal amount thereof plus accrued and unpaid interest, if any, with the proceeds of certain equity offerings. If the Company experiences a change of control, the Company may be required to repurchase all or a portion of the 7 3/8% Notes at 101% of the principal amount the plus accrued and unpaid interest. The 7 3/8% Notes and the guarantees by the Subsidiary Guarantors are general, unsecured obligations and are subordinated to the Company’s and the Subsidiary Guarantors senior debt and will be subordinated to future senior debt that the Company and the Subsidiary Guarantors are permitted to incur under the Senior Credit Facility and the indenture governing the 7 3/8% Notes. In July 2003, the Company issued $100.0 million of 7 3/8% Notes and on June 28, 2004, the Company issued an additional $100.0 million of 7 3/8% Notes with the same terms as the 7 3/8% Notes issued in July 2003 except for the first interest payment date. The offering of the additional 7 3/8% Notes, was not registered under the Securities Act of 1933 (the “Act”), as amended or under any state securities laws because the notes were only offered to qualified institutional buyers in compliance with Rule 144A and Regulation S under the Act. The additional 7 3/8% Notes were issued at a discount of $1.9 million which will be amortized into interest expense over the remaining life of the 7 3/8% Notes. On September 27, 2004, the Company completed the exchange of 100% of the additional 7 3/8% Notes for a new series of notes with substantially identical terms in a transaction registered under the Act.

Description of capital stock

At September 30, 2004, our authorized capital stock consisted of:

•	10,000,000 shares of preferred stock, par value $1.00 per share, of which 1,000,000 shares are issued and outstanding of the 1,500,000 shares designated as 5.9% Cumulative Convertible Preferred Stock were outstanding; and

•	100,000,000 shares of common stock, par value $0.01 per share, of which 69,466,877 shares were outstanding.

Common Stock

•	Dividends. Common stockholders may receive dividends when declared by the board of directors. Dividends may be paid in cash, stock or other form. In certain cases, common stockholders may not receive dividends until we have satisfied our obligations to any preferred stockholders. Certain of our debt instruments restrict the payment of cash dividends.

•	Voting Rights. Each share of common stock is entitled to one vote in the election of directors and other matters. Common stockholders are not entitled to cumulative voting rights.

•	Fully Paid. All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we offer under this Prospectus and issue will also be fully paid and non- assessable.

•	Other Rights. Common stockholders are not entitled to preemptive rights. If we liquidate, dissolve or wind-up our business, either voluntarily or not, common stockholders will share equally in the assets remaining after we pay our creditors and preferred stockholders.

•	Listing. Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol “RRC.” Any additional common stock we issue will also be listed on the NYSE.

Preferred stock

The following sets forth certain general terms and provisions of our authorized serial preferred stock. If we offer preferred stock, the specific designations and rights will be described in the prospectus supplement. Our board of directors can, without approval of stockholders, issue one or more series of serial preferred stock. The board can also determine the number of shares of each series and the rights, preferences and limitations of each series including the dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences of any series of preferred stock, the number of shares constituting each series and the terms and conditions of issue.

One series of serial preferred stock, designated 5.9% Cumulative Convertible Preferred Stock (the “5.9% Convertible Preferred Stock”) is currently outstanding. That series has the following principal terms:

•	Dividends. The 5.9% Convertible Preferred Stock is entitled to receive cumulative quarterly dividends at an annual rate of $2.95 per share. The payment of dividends is subject to declaration by the Board of Directors and depends on earnings, capital expenditures and various other factors.

•	Voting Rights. If preferred dividends remain unpaid for six full quarterly periods (whether or not consecutive), the holders of the 5.9% Convertible Preferred Stock, along with other preferred stockholders with similar rights, will be entitled to elect two additional members to our Board of Directors, unless the Board of Directors is comprised of fewer than six directors at such time, in which case the preferred stockholders will be entitled to elect one additional director. In exercising these voting rights, the holders of the 5.9% Convertible Preferred Stock are entitled to one vote for each share owned. The Company shall not amend the Certificate of Incorporation so as to affect adversely the specified rights, preferences, privileges or voting rights of holders of shares of preferred stock without the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding preferred stock.

•	Conversion. Each share is convertible into our common stock at a conversion price of $8.50 per share, subject to adjustment under certain circumstances. The conversion price will be reduced for a limited period (but to not less than $4.43) if a change in control or fundamental change of Range occurs at a time that the market price of our common stock is less than the conversion price.

•	Mandatory Conversion. At any time on or after September 30, 2005, the Company will have the option to cause the 5.9% Convertible Preferred Stock to be automatically converted into common stock, provided that the closing price of the common stock equals or exceeds 140% of the conversion price then in effect for at least 20 trading days in any consecutive 30 day trading period prior to the date of notice of such mandatory conversion.

•	Redemption. We can redeem shares of 5.9% Convertible Preferred Stock at redemption prices declining from $51.50 in 2007 to $50.00 per share in 2012 and thereafter, plus accumulated and accrued unpaid dividends.

•	Liquidation. In any liquidation, dissolution or winding-up, a holder of 5.9% Convertible Preferred Stock will be entitled to receive a liquidation preference of $50.00 per share before any distribution to the holders of our common stock.

•	Other. No holder of preferred stock shall be entitled to preemptive rights.

Certain provisions of our certificate

of incorporation and law

Certain provisions in our Certificate of Incorporation may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts.

As a corporation organized under the laws of the State of Delaware, we are subject to Section 203 of the General Corporation Law of the State of Delaware which restricts certain “business combinations” between us and an “interested stockholder” or that stockholder’s affiliates or associates for a period of three years following the date on which the stockholder becomes an “interested stockholder.” In general, the law defines an “interested stockholder” as a stockholder owning 15% or more of our outstanding voting stock. The law defines the term “business combination” to encompass a wide variety of transactions with an interested stockholder including mergers, consolidations, asset sales or other leases, transfers or exchanges of assets in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. The restrictions do not apply if:

•	prior to an interested stockholder becoming such, our board of directors approves either the business combination or the transaction in which the stockholder becomes an interested stockholder;

•	upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owns at least 85% of our voting stock outstanding at the time the transaction commenced, subject to certain exceptions; or

•	on or after the date an interested stockholder becomes such, the business combination is both approved by our board of directors and authorized at an annual or special meeting of our stockholders (and not by written consent) by the affirmative vote of at least 66?% of the outstanding voting stock not owned by the interested stockholder.

Description of depositary shares

General

We may, at our option, elect to offer fractional shares of serial preferred stock, rather than full shares of serial preferred stock. If we do, we will issue to the public receipts for depositary shares, and each of these depositary shares will represent a fraction of a share of a particular series of preferred stock. We will specify that fraction in the prospectus supplement.

The shares of any series of preferred stock underlying the depositary shares will be deposited under a deposit agreement between us and a depositary selected by us. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fractional interest in shares of preferred stock underlying that depositary share, to all the rights and preferences of the preferred stock underlying that depositary share. Those rights include dividend, voting, redemption, conversion and liquidation rights.

The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. We will issue depositary receipts to those persons who purchase the fractional interests in the preferred stock underlying the depositary shares, in accordance with the terms of the offering.

The following summary of the deposit agreement, the depositary shares and the depositary receipts is not complete. You should refer to the forms of the deposit agreement and depositary receipts that are filed as exhibits to the registration statement.

Dividends and other distributions

The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of related depositary shares in proportion to the number of depositary shares owned by those holders.

If we make a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the applicable holders.

Redemption of depositary shares

Whenever we redeem shares of preferred stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of preferred stock so redeemed. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of the preferred stock. If fewer than all the depositary shares are to be redeemed, the depositary will select the depositary shares to be redeemed by lot or pro rata as determined by the depositary.

Depositary shares called for redemption will no longer be outstanding after the applicable redemption date, and all rights of the holders of those depositary shares will cease, except the right to receive any money, securities, or other property upon surrender to the depositary of the depositary receipts evidencing those depositary shares.

Voting the preferred stock

Upon receipt of notice of any meeting at which the holders of preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary shares underlying that preferred stock. Each record holder of those depositary shares on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the preferred stock underlying that holder’s depositary shares. The depositary will try, as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with those instructions, and we will agree to take all action which the depositary deems necessary in order to enable the depositary to do so. The depositary will not vote the shares of preferred stock to the extent it does not receive specific instructions from the holders of depositary shares underlying the preferred stock.

Amendment and termination of the deposit agreement

We and the depositary may amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement at any time. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by us or by the depositary only if (a) all outstanding depositary shares have been redeemed or (b) there has been a final distribution of the underlying preferred stock in connection with our liquidation, dissolution or winding up and the preferred stock has been distributed to the holders of depositary receipts.

Charges of depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will be required to pay transfer and other taxes and governmental charges and such other charges as are expressly provided in the deposit agreement to be for their accounts.

Resignation and removal of depositary

The depositary may resign at any time by delivering a notice to us of its election to do so. We may remove the depositary at any time. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of its appointment. We must appoint a successor depositary within 60 days after delivery of the notice of resignation or removal. The successor depositary must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.

Miscellaneous

The depositary will be required to forward to holders of depositary receipts all reports and communications from us that we deliver to the depositary and that we are required to furnish to the holders of the preferred stock.

Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to performing in good faith our respective duties under the deposit agreement. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding relating to any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons we believe to be competent and on documents we believe to be genuine.

Description of warrants

We may issue warrants to purchase Debt Securities (“debt warrants”), preferred stock (“preferred stock warrants”), or common stock (“common stock warrants,” and collectively with the preferred stock warrants, the “stock warrants”), We may issue warrants independently or together with any other securities we offer pursuant to a prospectus supplement and the warrants may be attached to or separate from the securities. We will issue each series of warrants under a separate warrant agreement that we will enter into with a bank or trust company, as warrant agent. We will describe additional terms of the warrants and the applicable warrant agreements in the applicable prospectus supplement.

Debt warrants

We will describe in the applicable prospectus supplement the terms of the debt warrants being offered, the warrant agreement relating to the debt warrants and the debt warrant certificates representing the debt warrants, which may include the following:

•	the title of the debt warrants;

•	the price or prices at which the debt warrants will be issued;

•	the aggregate number of the debt warrants, the designation and terms of the Debt Securities purchasable upon exercise of the debt warrants, and the procedures and conditions relating to the exercise of the debt warrants;

•	the designation and terms of any related Debt Securities with which the debt warrants are issued, and the number of the debt warrants issued with each security;

•	the date, if any, on and after which the debt warrants and the related Debt Securities will be separately transferable;

•	the principal amount of Debt Securities purchasable upon exercise of each debt warrant, and the price at which the principal amount of the Debt Securities may be purchased upon exercise;

•	the date on which the right to exercise the debt warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of the debt warrants which may be exercised at any time;

•	whether the debt warrants represented by the debt warrant certificates or Debt Securities that may be issued upon exercise of the debt warrants will be issued in registered or bearer form;

•	information with respect to book-entry procedures, if any;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•	a discussion of the material United States federal income tax considerations applicable to the exercise of the debt warrants;

•	the antidilution provisions of the debt warrants, if any;

•	the redemption or call provisions, if any, applicable to the debt warrants; and

•	any other terms of the debt warrants, including terms, procedures and limitations relating to the exercise of the debt warrants.

Holders may exchange debt warrant certificates for new debt warrant certificates of different denominations, and may exercise debt warrants at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Prior to the exercise of their debt warrants, holders of debt warrants will not have any of the rights of holders of the securities purchasable upon the exercise and will not be entitled to payments principal, premium or interest on the securities purchasable upon the exercise.

Stock warrants

We will describe in the applicable prospectus supplement the terms of the preferred stock warrants or common stock warrants being offered, which may include the following:

•	the title of the warrants;

•	the price or prices at which the warrants will be issued;

•	the aggregate number of the warrants issued;

•	the designation and terms of the preferred stock or common stock for which the warrants are exercisable;

•	if applicable, the designation and terms of the preferred stock or common stock with which the warrants are issued and the number of the warrants issued with each share of preferred stock or common stock;

•	if applicable, the date on and after which the warrants and the related preferred stock or common stock will be separately transferable;

•	the number of shares of preferred stock or common stock purchasable upon exercise of the warrants and the exercise price of the warrants;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of the warrants which may be exercised at any time;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•	if applicable, a discussion of the material United States federal income tax considerations applicable to the exercise of the warrants;

•	any antidilution provisions of the warrants;

•	any redemption or call provisions applicable to the warrants; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Exercise of warrants

Each warrant will entitle the holder of the warrant to purchase for cash at the exercise price set forth in the applicable prospectus supplement the principal amount of Debt Securities or shares of preferred stock or common stock being offered. Holders may exercise warrants at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants are void.

Holders may exercise warrants as set forth in the prospectus supplement relating to the warrants being offered. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the Debt Securities or shares of preferred stock or common stock purchasable upon the exercise of the warrant. If less than all of the warrants represented by the warrant certificate are exercised, we will issue a new warrant certificate for the remaining warrants.

Description of guarantees

One or more subsidiaries of Range may issue guarantees in connection with Debt Securities offered by any prospectus supplement. The following summary of certain provisions of the guarantees does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the form of guarantee that will be filed with the SEC in connection with the offering of guarantees. Each guarantee will be issued pursuant to the indenture. The prospectus supplement for a particular issue of Debt Securities will describe the terms of the related guarantees, including the following:

•	the series of Debt Securities to which the guarantees apply;

•	whether the guarantees are secured or unsecured;

•	whether the guarantees are conditional or unconditional;

•	whether the guarantees are senior or subordinate to other guarantees or debt;

•	the terms under which the guarantees may be amended, modified, waived, released or otherwise terminated, if different from the provisions applicable to the guaranteed Debt Securities; and

•	any additional terms of the guarantees.

Plan of distribution

Securities offered by Range

We may sell the offered securities within or outside the United States (a) through agents, (b) through underwriters or dealers, or (c) directly to one or more purchasers. We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third parties may use securities pledged by the Company or borrowed from the Company or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the Company in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

We or one of our affiliates may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus or otherwise.

Securities offered by agents

Offered securities may be sold through agents designated by us. Unless otherwise indicated in the prospectus supplement, the agents will act on a best efforts basis to solicit purchases for the period of their appointment.

Securities offered by underwriters or dealers

If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Unless otherwise indicated in the prospectus supplement, the underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

We may also sell the offered securities pursuant to one or more standby agreements with one or more underwriters in connection with the call, redemption or exchange of a specified class or series of any securities of Range. In a standby agreement, the underwriter or underwriters would agree either:

•	to purchase from Range up to the number of shares of common stock that would be issuable upon conversion or exchange of all the shares of the class or series of securities of Range at an agreed price per share of common stock; or

•	to purchase from Range up to a specified dollar amount of offered securities at an agreed price per offered security, which price may be fixed or may be established by formula or other method and which may or may not relate to market prices of the common stock or any other security of Range than outstanding.

The underwriter or underwriters would also agree, if applicable, to convert or exchange any securities of the class or series held or purchased by the underwriter or underwriters into or for common stock or other security of Range. The underwriter or underwriters may assist in the solicitation of conversions or exchanges by holders of the class or series of securities.

If dealers are used in the sale of offered securities with respect to which this prospectus is delivered, we will sell the offered securities to the dealers as principals. The dealers may then resell the offered securities to the public at varying prices to be determined by the dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement thereto.

Direct sales; rights offerings

Offered securities may also be sold directly by us. In this case, no underwriters or agents would be involved. We may sell offered securities upon the exercise of rights which may be issued to our securityholders.

General information

Underwriters, dealers and agents that participate in the distribution of the securities we offer may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions they receive and any profit they make on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act of 1933. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

Representatives of the underwriters through whom the offered securities are sold for public offering and sale may engage in over-allotment, stabilizing transactions, syndicate short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the offered securities so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the offered securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representative of the underwriters to reclaim a selling concession from a syndicate member when the offered securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the offered securities to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on a national securities exchange and, if commenced, may be discontinued at any time.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

Legal matters

Our legal counsel, Vinson & Elkins L.L.P., Austin, Texas, will pass upon certain legal matters in connection with the offered securities. Any underwriters will be advised about issues relating to any offering by their own legal counsel.

Experts

The consolidated financial statements of Range Resources Corporation appearing in Range Resources Corporation’s Annual Report (Form 10-K/ A) as of December 31, 2003 and for the year then ended, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report of given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Great Lakes Energy Partners, L.L.C. as of December 31, 2003 and 2002, and for each of the years in the two year period ended December 31, 2003, appearing in Range Resources Corporation’s current report on Form 8-K, filed on August 17, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. Further, the consolidated financial statements of Great Lakes Energy Partners, L.L.C. have been proportionally consolidated into the consolidated financial statements of Range Resources Corporation as of December 31, 2002 and for the year then ended in reliance upon the report of Ernst & Young LLP, appearing in the Range Resources Corporation Annual Report (Form 10-K/ A) as of December 31, 2003, given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Range Resources Corporation as of December 31, 2002, and for each of the years in the two year period ended December 31, 2002, have been incorporated by reference into this prospectus in reliance upon the report of KPMG LLP, an independent registered public accounting firm, which is incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2001 consolidated financial statements of Range Resources refers to a change in the method of accounting for derivative financial instruments and hedging activities.

The consolidated financial statements of Great Lakes Energy Partners, L.L.C. for the year ended December 31, 2001, have been incorporated by reference into this prospectus in reliance upon the report of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

Reserve engineers

Certain information incorporated by reference in this prospectus regarding estimated quantities of oil and natural gas reserves occurred by us, the future net revenues from those reserves and their present value is based on estimates of the reserves and present values prepared by or derived from estimates prepared by DeGolyer and MacNaughton, Wright & Company, Inc. and H.J. Gruy and Associates, Inc. The reserve information is incorporated by reference herein in reliance upon the authority of said firms as experts with respect to such reports.

5,000,000 shares

Common stock

Prospectus Supplement

JPMorgan	Friedman Billings Ramsey

Johnson Rice & Company L.L.C.

KeyBanc Capital Markets

Raymond James

Calyon Securities (USA) Inc.

Harris Nesbitt

Jefferies & Company, Inc.

December 8, 2004

You should rely only on the information contained in this prospectus supplement, the accompanying base prospectus and the documents we have incorporated by reference. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of the common stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying base prospectus, as well as the information we have previously filed with the Securities and Exchange Commission that is incorporated by reference herein, is accurate as of any date other than its respective date.